                                                  FILED PURSUANT TO RULE 424(b)1
                                                      REGISTRATION NO. 333-67459

                                2,500,000 Shares

                                     [LOGO]

                                  Common Stock

                                 -------------

    DoubleClick Inc. is offering 2,500,000 shares to be sold in the offering. DoubleClick's Common Stock is traded on the Nasdaq National Market under the symbol "DCLK." On December 10, 1998, the last reported sale price for the Common Stock on the Nasdaq National Market was $34.375 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                              Per Share      Total
                                                             -----------  -----------
Initial public offering price..............................   $ 34.4375   $86,093,750
Underwriting discount......................................   $  1.7200   $ 4,300,000
Proceeds, before expenses, to DoubleClick..................   $ 32.7175   $81,793,750

    The underwriters may, under certain circumstances, purchase up to an additional 375,000 shares from DoubleClick at the initial public offering price less the underwriting discount.
                               ------------------

    The underwriters expect to deliver the shares against payment in New York, New York on December 16, 1998.

GOLDMAN, SACHS & CO.
            BT ALEX. BROWN

                        DONALDSON, LUFKIN & JENRETTE
                                     SALOMON SMITH BARNEY

                               ------------------

                      Prospectus dated December 10, 1998.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT DOUBLECLICK AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. DOUBLECLICK'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS. DOUBLECLICK UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

                                DOUBLECLICK INC.

    We are a leading provider of comprehensive Internet advertising solutions for advertisers and Web publishers worldwide. Our technology and media expertise enable us to deliver highly targeted, measurable and cost-effective Internet advertising for advertisers and ad agencies, and to increase ad sales and improve ad space inventory management for Web publishers. We currently have two principal lines of business:

    - THE DOUBLECLICK NETWORK (AD SALES). The DoubleClick Network provides fully-outsourced ad sales, delivery and related services to publishers of highly-trafficked Web sites, including AltaVista, The Dilbert Zone, Macromedia and U.S. News Online. The DoubleClick Network focuses on meeting the advertising needs of Internet advertisers who target users on a national, international and/or local basis.

    - DART SERVICE (AD SERVING). Our DART Service provides Web publishers, advertisers and ad agencies with the ability to control the targeting, delivery, measurement and analysis of their online marketing campaigns on a real-time basis.

Our proprietary DART technology, which dynamically matches and delivers ads to the target audience within milliseconds, provides the basis for both of our principal lines of business.

    In September 1998, we received over 3.2 billion requests for the delivery of ads (impressions) generated by an aggregate of approximately 4,200 Web sites or 440 Web publishers which used our solutions. We estimate that more than 44 million users worldwide visited Web sites within the DoubleClick Network during September 1998. According to Media Metrix, 38.7% of Internet users in the United States visited Web sites within the DoubleClick Network during the same month. We believe that the number of Web users worldwide will increase from approximately 69 million at the end of 1997 to 320 million by the end of 2002. We also believe that the dollar value of Internet advertising in the United States will increase from approximately $551 million in 1997 to $4.0 billion in 2001. During the first nine months of 1998, we managed approximately 36,000 Internet advertisements for over 2,700 advertisers.

    Our principal executive offices are located at 41 Madison Avenue, 32nd Floor, New York, New York 10010. Our telephone number is (212) 683-0001.

                                  THE OFFERING

    The following information assumes that the underwriters do not exercise the option granted by DoubleClick to purchase additional shares in the offering. See "Underwriting".

Shares offered by DoubleClick...   2,500,000
Shares to be outstanding after
  the offering(1)...............  19,126,919
Nasdaq National Market symbol...  "DCLK"
Use of proceeds.....  For general corporate
purposes, including working capital,
expansion of international operations and
sales and marketing capabilities, product
development, and possible acquisitions. See
"Use of Proceeds".

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                       JANUARY 23, 1996
                                                          (INCEPTION)          YEAR         NINE MONTHS ENDED
                                                            THROUGH           ENDED           SEPTEMBER 30,
                                                         DECEMBER 31,      DECEMBER 31,   ----------------------
                                                             1996              1997          1997        1998
                                                       -----------------  --------------  ----------  ----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.............................................     $     6,514      $     30,597   $   19,657  $   51,074
Cost of revenues.....................................           3,780            20,628       13,048      34,539
Gross profit.........................................           2,734             9,969        6,609      16,535
Operating expenses...................................           5,842            18,434       11,228      32,298
Loss from operations.................................          (3,108)           (8,465)      (4,619)    (15,763)
Net interest income (expense)........................             (84)              109            7       1,948
Net loss.............................................     $    (3,192)     $     (8,356)  $   (4,612) $  (13,815)
                                                             --------     --------------  ----------  ----------
                                                             --------     --------------  ----------  ----------
Basic and diluted net loss per share (2).............     $     (0.28)     $      (0.73)  $    (0.40) $    (0.88)
                                                             --------     --------------  ----------  ----------
                                                             --------     --------------  ----------  ----------

                                                                                     AS OF SEPTEMBER 30, 1998
                                                                                 --------------------------------
                                                                                    ACTUAL       AS ADJUSTED(3)
                                                                                 -------------  -----------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents, and short-term investments..........................   $    49,913      $   131,060
Working capital................................................................        50,547          131,694
Total assets...................................................................        80,202          161,349
Total stockholders' equity.....................................................        58,774          139,921

------------------------------

(1) This information is based on shares of Common Stock outstanding on September 30, 1998. It excludes 2,281,054 shares of Common Stock issuable upon the exercise of stock options outstanding at September 30, 1998, with a weighted average exercise price of $6.81 per share. See "Capitalization", "Management -- 1997 Stock Incentive Plan", "Description of Securities" and Note 5 of Notes to Consolidated Financial Statements.

(2) Basic and diluted net loss per share computations have been restated to give effect to the conversion of shares of DoubleClick's convertible preferred stock into Common Stock on February 25, 1998. See Note 1 of Notes to Consolidated Financial Statements.

(3) As adjusted to reflect the application of the net proceeds from the sale of the shares in this offering at a public offering price of $34.4375 per share and after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds".

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO ADVERSELY IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT DOUBLECLICK AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. DOUBLECLICK'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THIS SECTION AND ELSEWHERE IN THIS PROSPECTUS. DOUBLECLICK UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

                           LIMITED OPERATING HISTORY

    We were incorporated in January 1996 and have a limited operating history. An investor in our Common Stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet advertising market. These risks include our:

    - ability to sustain historical revenue growth rates;

    - dependence on a continuing relationship with AltaVista;

    - reliance on the DoubleClick Network;

    - need to manage our expanding operations;

    - competition;

    - ability to attract, retain and motivate qualified personnel;

    - ability to maintain our current, and develop new, strategic relationships with Web publishers;

    - ability to anticipate and adapt to the changing Internet market; and

    - ability to attract and retain a large number of advertisers from a variety of industries.

    We also depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. We cannot assure you that our business strategy will be successful or that we will successfully address these risks. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our limited operating history.

                     HISTORY OF LOSSES AND ANTICIPATION OF
                                CONTINUED LOSSES

    We incurred net losses of $3.2 million for the period from January 23, 1996 (inception) through December 31, 1996, $8.4 million for the year ended December 31, 1997, and $13.8 million for the nine months ended September 30, 1998. As of September 30, 1998, our accumulated deficit was $50.3 million. We have not achieved profitability and expect to continue to incur operating losses at least into the year 2000. We expect to continue to incur significant operating and capital expenditures and, as a result, we will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown in recent quarters, we cannot assure you that we will achieve sufficient revenues for profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected. Please see "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our history of losses and anticipation of continued losses.

                          OUR DEPENDENCE ON ALTAVISTA

    Approximately 47.8% of our revenues for the nine months ended September 30, 1998 and approximately 44.7% of our revenues for the year ended December 31, 1997 resulted from revenues from advertisements delivered on or through the AltaVista Web site. Approximately 50.9%, 49.4% and 44.4% of our revenues resulted from advertisements delivered on or through the AltaVista Web site during each of the first three quarters of 1998. We currently have an agreement with Compaq (AltaVista's corporate parent) to be the exclusive third-party provider of advertising services on specified pages within the AltaVista Web site. Although this agreement extends through December 1999, either Compaq or DoubleClick may terminate the agreement without cause upon 90 days' prior written notice. We have ongoing discussions with Compaq regarding the agreement and our relationship, but we cannot predict the timing or outcome of such discussions. Compaq may elect, or it may notify us of its intention to elect, to terminate the agreement or to demand changes to the terms of the agreement that are less favorable to us than the terms of the existing agreement. The loss of AltaVista as part of the DoubleClick Network, any changes to the existing agreement that are less favorable to us, or any significant reduction in traffic on or through the AltaVista Web site would materially and adversely affect our business, results of operations and financial condition.

    Compaq may also choose to change or limit the type of advertisers and advertisements that are acceptable for the AltaVista Web site. Any such change could adversely impact our advertising revenues. In addition, our relationship with AltaVista could be negatively affected by business or financial developments impacting AltaVista, including any consequences of Compaq's recent acquisition of AltaVista, the sale of AltaVista to a third party, or AltaVista's establishment of a strategic relationship with a third party with a dedicated ad sales force. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our dependence on AltaVista.

                          WEB PUBLISHER CONCENTRATION

    We derive a substantial portion of our DoubleClick Network revenues from ads we deliver on the Web sites of a limited number of Web publishers. Approximately 60.3% of our revenues for the nine months ended September 30, 1998 and approximately 61.2% of our revenues for the year ended December 31, 1997 resulted from ads delivered on the Web sites of the top four Web publishers on the DoubleClick Network. Of the 60.3% for the nine months ended September 30, 1998, approximately 47.8% of our revenues related to AltaVista and an aggregate of approximately 12.5% of our revenues related to the Web sites of the next three top Web publishers on the DoubleClick Network. Our business, results of operations and financial condition could be materially and adversely affected by the loss of one or more of the Web publishers which account for a significant portion of our DoubleClick Network revenues or any significant reduction in traffic on such Web publisher's Web sites. In addition, advertisers or Web publishers may leave the DoubleClick Network because of such a loss, which could materially and adversely affect our business, results of operations and financial condition. Typically we enter into short-term contracts with Web publishers for inclusion of their Web sites in the DoubleClick Network. Since these contracts are short-term, we will have to negotiate new contracts or renewals in the future which may have terms that are not as favorable to us as the terms of the existing contracts. Our business, results of operations and financial condition could be materially and adversely affected by such new contracts or renewals. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our Web publisher concentration.

                    OUR RELIANCE ON THE DOUBLECLICK NETWORK

    Since the third quarter of 1996, we have derived substantially all of our revenues from advertisements we deliver to Web sites on the DoubleClick Network. We expect that the DoubleClick Network will continue to account for a substantial portion of our revenues for the foreseeable future. The DoubleClick Network consists of Web sites of a limited number of Web publishers with which we have short-term contracts. We cannot assure you that such Web publishers will remain associated with the DoubleClick Network, that any DoubleClick Network Web site will maintain consistent or increasing levels of traffic over time, or that we will be able to timely or effectively replace any exiting DoubleClick Network Web site with other Web sites with comparable traffic patterns and user demographics. Our failure to successfully market the DoubleClick Network, the loss of one or more of the Web publishers which account for a significant portion of our revenues from the DoubleClick Network, or the failure of the Web sites on the DoubleClick Network to maintain consistent or increasing levels of traffic would materially and adversely affect our business, results of operations and financial condition. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our reliance on the DoubleClick Network.

      QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS

    Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. These factors include:

    - advertiser and Web publisher demand for our solutions;

    - user traffic levels and the number of available impressions on the DoubleClick Network's Web sites;

    - seasonal fluctuations in revenue;

    - changes in service fees we pay to Web publishers;

    - changes in the growth rate of Internet usage;

    - the commitment of advertising budgets to Internet advertising;

    - the mix of revenues from our various Internet advertising solutions;

    - the timing and amount of costs relating to the expansion of our operations;

    - changes in our pricing policies or those of our competitors;

    - the introduction of new solutions by us or our competitors;

    - the mix of domestic and international sales;

    - costs related to acquisitions of technology or businesses; and

    - general economic and market conditions.

    Our revenues for the foreseeable future will remain dependent on user traffic levels and advertising activity on the DoubleClick Network. Such future revenues are difficult to forecast. In addition, we plan to significantly increase our operating expenses to increase our sales and marketing operations, to continue our international expansion, to upgrade and enhance our DART technology and to market and support our solutions. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues in relation to our expenses, or if our expenses precede increased revenues, then our business, results of operations and financial condition would be materially and adversely affected. This would likely affect the market price of our Common Stock in a manner which may be unrelated to our long-term operating performance.

    We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter of each year. If our market makes the transition from an emerging to a more developed medium, seasonal and cyclical patterns may develop in our industry. Our revenues may also be affected by seasonal and cyclical patterns in Internet advertising spending if they emerge.

    Due to all of the foregoing factors and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our Common Stock may fall. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing" for detailed information on our quarterly operating results.

                             NEED TO MANAGE GROWTH

    To successfully implement our business plan in the rapidly evolving market for Internet advertising requires an effective planning and management process. We continue to increase the scope of our operations both domestically and internationally, and we have grown our workforce substantially. As of March 31, 1996, we had a total of 13 employees and, as of September 30, 1998, we had a total of 373 employees. In addition, we plan to continue to expand our sales and marketing, customer support and engineering organizations both domestically and internationally. This growth has placed, and our anticipated future growth in our operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our workforce. Our future performance may also depend on the effective integration of acquired businesses. Such integration, even if successful, may take a significant period of time and expense, and may place a significant strain on our resources. We are also considering relocating our data operations from our executive offices into a new facility in the New York metropolitan area. Our business, results of operations and financial condition will be materially and adversely affected if we are unable to effectively manage our expanding operations or the relocation of our data operations.

                       RECENT DEVELOPMENT OF THE INTERNET
                        ADVERTISING MARKET AND UNPROVEN
                        ACCEPTANCE AND EFFECTIVENESS OF
                                WEB ADVERTISING

    Our future success is highly dependent on an increase in the use of the Internet as an advertising medium. The Internet advertising market is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and market acceptance for Internet advertising solutions is uncertain. Most of our current or potential advertising customers have little or no experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Such customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. In addition, most of our current and potential Web publisher customers have little or no experience in generating revenues from the sale of advertising space on their Web sites. We cannot assure you that the market for Internet advertising will continue to emerge or become sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our business, results of operations and financial condition could be materially and adversely affected.

    There are currently no standards for the measurement of the effectiveness of Internet advertising and standard measurements may need to be developed to support and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept our or third-party measurements of advertisement delivery requests from the Web sites of Web publishers using our solutions, and our customers may not accept any errors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in our database, like any database, may contain inaccuracies which our customers may not accept.

    Substantially all of our revenues are derived from the delivery of banner advertisements. If advertisers determine that banner advertising is an ineffective or unattractive advertising medium, we cannot assure you that we will be able to effectively make the transition to any other form of Internet advertising. Also, there are "filter" software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and our business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of such software.

                                PRIVACY CONCERNS

    Web sites typically place certain information ("cookies") on a user's hard drive without the user's knowledge or consent. Web sites use cookies for a variety of reasons. Our DART technology uses cookies to limit the frequency with which the user is shown a particular ad. Certain currently available Internet browsers allow users to modify their browser settings to remove cookies at any time or to prevent cookies from being stored on their hard drive. In addition, some Internet commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. The effectiveness of our DART technology could be limited by any reduction or limitation in the use of cookies.

    The European Union has recently adopted a directive addressing data privacy that may result in limitations on the collection and use of certain information regarding Internet users. These limitations may limit our ability to target advertising or collect and use information in certain European countries. Since most EU member states do not have implementing regulations at this time, we cannot yet determine the impact of the directive on us.

                            UNPROVEN BUSINESS MODEL

    Our business model is to generate revenues solely by providing Internet advertising solutions to advertisers, ad agencies and Web publishers. The profit potential for our business model is unproven. To be successful, both Internet advertising and our solutions will need to achieve broad market acceptance by advertisers, ad agencies and Web publishers. Our ability to generate significant revenues from advertisers will depend, in part, on our ability to contract with Web publishers that have Web sites with adequate available ad space inventory. Further, these Web sites must generate sufficient user traffic with demographic characteristics attractive to our advertisers. The intense competition among Internet advertising sellers has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for us to project future levels of advertising revenues and applicable gross margin that can be sustained by us or the Internet advertising industry in general.

    Market acceptance of our new solutions, including DoubleClick Local and the Closed Loop Marketing Solutions suite of products, will depend on the continued emergence of Internet commerce, communication and advertising, and market demand for our solutions. We cannot assure you that the market for our new solutions will develop or that demand for our new solutions will emerge or become sustainable.

                                YEAR 2000 RISKS

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    We have made a preliminary assessment of our Year 2000 readiness. We plan to perform a Year 2000 simulation on our software during the first quarter of 1999. We are also in the process of contacting certain third-party vendors, licensors and providers of software, hardware and services regarding their Year 2000 readiness. Following this testing and after contacting these vendors and licensors, we will be better able to make a complete evaluation of our Year 2000 readiness, to determine what costs will be necessary to be Year 2000 compliant, and to determine whether contingency plans need to be developed. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" for detailed information on our state of readiness, potential risks and contingency plans regarding the Year 2000 issue.

                             RISK OF SYSTEM FAILURE

    Our DART technology resides on a computer system located at our New York City office. This system's continuing and uninterrupted performance is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to deliver advertisements accurately to the targeted audience and without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to advertisers, ad agencies and Web publishers. Slower response time or system failures may also result from straining the capacity of our deployed software or hardware due to an increase in the volume of advertising delivered through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition would be materially and adversely affected.

    Our operations are dependent on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, interruptions in our solutions could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require. Despite precautions we have taken, unanticipated problems affecting our systems have from time to time in the past caused, and in the future could cause, interruptions in the delivery of our solutions. DoubleClick's ad serving capabilities, operational information and data storage are presently redundant, as well as archived. We expect all of our back-end systems for disaster recovery to be fully redundant by the second quarter of 1999. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

                       OUR MARKETS ARE HIGHLY COMPETITIVE

    Our markets, namely Internet advertising and related products and services, are intensely competitive. We expect such competition to continue to increase because our markets pose no substantial barriers to entry. Competition may also increase as a result of industry consolidation. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

    - the timing and market acceptance of new solutions and enhancements to existing solutions developed either by us or our competitors;

    - customer service and support efforts;

    - sales and marketing efforts; and

    - the ease of use, performance, price and reliability of solutions developed either by DoubleClick or its competitors.

    We compete for Internet advertising revenues with large Web publishers and Web search engine companies, such as America Online, Excite, Lycos, Microsoft, Infoseek and Yahoo!. Further, our DoubleClick Network competes with a variety of Internet advertising networks, including 24/7 Media. In marketing our DoubleClick Network and DART Service to Web publishers, we also compete with providers of ad servers and related services, including NetGravity and AdForce. We also encounter competition from a number of other sources, including content aggregation companies, companies engaged in advertising sales networks, advertising agencies, and other companies which facilitate Internet advertising.

    Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. We cannot assure you that our competitors will not develop products or services that are equal or superior to our solutions or that achieve greater market acceptance than our solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertising, ad agency and Web publisher customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business, results of operations or financial condition.

    Companies doing business on the Internet, including ours, must also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. Please see "Business -- Competition" for detailed information about our competition.

          RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS OR INVESTMENTS

    We may acquire or make investments in complementary businesses, products, services or technologies. From time to time we have had discussions with companies regarding our acquiring, or investing in, their businesses, products, services or technologies. However, we have no present understanding or agreement relating to any such acquisition or investment. We cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations due to accounting requirements such as goodwill. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

                          DEPENDENCE ON KEY PERSONNEL

    Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel, in particular, Kevin J. O'Connor, our Chief Executive Officer and Chairman of the Board of Directors, Kevin P. Ryan, our President and Chief Operating

Officer, and Dwight A. Merriman, our Chief Technical Officer. We have no employment agreements with any of these executives. The loss of the services of Messrs. O'Connor, Ryan or Merriman, or certain other key employees, would likely have a material adverse effect on our business, results of operations and financial condition. Our future success also depends on our continuing to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Please see "Management" for detailed information on our key personnel.

                      DEPENDENCE ON THE WEB INFRASTRUCTURE

    Our success will depend, in large part, upon the maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Web access and services and improved content. We cannot assure you that the Web infrastructure will continue to effectively support the demands placed on it as the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly. Furthermore, the Web has experienced a variety of outages and other delays due to damage to portions of its infrastructure. Any future outages or delays could impact the Web sites of Web publishers using our solutions and the level of user traffic on Web sites on the DoubleClick Network.

           DEPENDENCE ON PROPRIETARY RIGHTS AND RISK OF INFRINGEMENT

    Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark law. We have filed three patent applications in the United States and one patent application internationally. In addition, we apply to register our trademarks in the United States and internationally (we own the registration for the DoubleClick trademark in the United States). We cannot assure you that any of our patent applications or trademark registrations will be approved. Even if they are approved, such patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of such trademarks will be restricted unless we enter into arrangements with such third parties which may be unavailable on commercially reasonable terms.

    We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

    Our DART technology collects and utilizes data derived from user activity on the DoubleClick Network and the Web sites of Web publishers using our solutions. This data is used for ad targeting and predicting ad performance. Although we believe that we have the right to use such data and the compilation of such data in our database, we cannot assure you that any trade secret, copyright or other protection will be available for such information. In addition, others may claim rights to such information. Further, pursuant to our contracts with Web publishers using our solutions, we are obligated to keep certain information regarding each Web publisher confidential.

    We have licensed, and we may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by these business partners, such partners may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. In addition, we currently license certain aspects of our predictive modeling technologies from a third party. Our failure to maintain this license, or to find a replacement for such technology in a timely and cost-effective manner, could have a material adverse effect on our business, results of operations and financial condition.

    We cannot assure you that any of our proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries is uncertain and still evolving. Furthermore, third parties may assert infringement claims against us. From time to time we have been, and we expect to continue to be, subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or the Web publishers with Web sites in the DoubleClick Network. Although there has not been any litigation relating to such claims, such claims and any resultant litigation, should it occur, could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to such claims or litigations unless we enter into arrangements with the third parties responsible for such claims or litigation which may be unavailable on commercially reasonable terms.

                   RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE

    The Internet and Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. Our future success will depend on our ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions to address our customers' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our solutions. In addition, our new solutions or enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of our solutions and purchase those of our competitors.

                 RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

    We have operations in a number of international markets. We intend to continue to expand our international operations and international sales and marketing efforts. To date, we have limited experience in developing localized versions of our solutions and in marketing, selling and distributing our solutions internationally. We have established DoubleClick Networks in Australia, Canada, France, Germany and the United Kingdom. In Japan, Iberoamerica (Spain, Portugal and Latin America), Italy and Scandinavia, we are relying on our business partners to conduct operations, establish local networks, aggregate Web publishers and coordinate sales and marketing efforts. Our success in such markets is directly dependent on the success of our business partners and their dedication of sufficient resources to our relationship.

    International operations are subject to other inherent risks, including:

    - the impact of recessions in economies outside the United States;

    - changes in regulatory requirements;

    - reduced protection for intellectual property rights in some countries;

    - potentially adverse tax consequences;

    - difficulties and costs of staffing and managing foreign operations;

    - political and economic instability;

    - fluctuations in currency exchange rates; and

    - seasonal reductions in business activity during the summer months in Europe and certain other parts of the world.

These risks may materially and adversely affect our business, results of operations or financial condition.

                 GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The most recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights and taxation. Such legislation could dampen the growth in use of the Web generally and decrease the acceptance of the Web as a communications, commercial and advertising medium. Although our transmissions originate in New York, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business, results of operations and financial condition could be adversely affected by the adoption or modification of laws or regulations relating to the Internet.

                        SHARES ELIGIBLE FOR FUTURE SALE

    If our stockholders sell substantial amounts of our Common Stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our Common Stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 19,126,919 shares of Common Stock (based on the number of shares outstanding as of September 30, 1998 and assuming no exercise of outstanding options after September 30, 1998). Of these shares, the 4,025,000 shares sold in our initial public offering in February 1998, the 2,500,000 shares being offered hereby and 2,576,690 of the shares that were either released from the initial public offering lock-up agreements in August 1998 or have been sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), are freely tradeable. This leaves 9,881,966 shares eligible for sale in the public market as follows:

NUMBER OF SHARES          DATE
------------------------  ---------------------------
6,297,337                 At various times after the
                          date of this prospectus
                          pursuant to Rule 144

3,584,629                 At various times after 90
                          days from the date of this
                          prospectus

    In addition, we have registered for resale the 3,000,000 shares of Common Stock reserved for issuance under our 1997 Stock Incentive Plan (the "1997 Plan"). As of September 30, 1998, options to purchase 2,281,054 shares of Common Stock were outstanding and will be eligible for sale in the public market from time to time subject to vesting and, in the case of certain options, the expiration of lock-up agreements. These stock options generally have exercise prices significantly below the current price of our Common Stock. The possible sale of a significant number of these shares may cause the price of our Common Stock to fall.

    Certain stockholders, representing approximately 12,176,710 shares of Common Stock, may have the right, subject to conditions, to include their shares in certain registration statements relating to DoubleClick's securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of the Common Stock to fall. In addition, any demand to include such shares in DoubleClick registration statements could have an adverse effect on our ability to raise needed capital. See "Management -- 1997 Stock Incentive Plan", "Principal Stockholders", "Description of Securities -- Registration Rights", "Shares Eligible for Future Sale" and "Underwriting".

                SUBSTANTIAL INFLUENCE BY OFFICERS AND DIRECTORS

    We anticipate that the executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 33.7% of our outstanding Common Stock following the completion of this offering. These stockholders may be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of DoubleClick. See "Management" and "Principal Stockholders".

                       POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of our Common Stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our Common Stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources. See "Price Range of Common Stock".

                      BROAD DISCRETION IN USE OF PROCEEDS

    Our management can spend most of the proceeds from this offering in ways with which the stockholders may not agree. See "Use of Proceeds".

                            ANTI-TAKEOVER PROVISIONS

    Provisions of our Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Securities".

                                    DILUTION

    Investors purchasing shares in the offering will incur immediate and substantial dilution in net tangible book value per share. See "Dilution".

                                USE OF PROCEEDS

    The net proceeds to DoubleClick from the sale of the 2,500,000 shares of Common Stock offered by DoubleClick are estimated to be approximately $81.1 million ($93.4 million if the underwriters' over-allotment option is exercised in full), at a public offering price of $34.4375 per share and after deducting the underwriting discount and estimated offering expenses payable by DoubleClick.

    DoubleClick intends to use the net proceeds from this offering for general corporate purposes, including working capital, for the expansion of its international operations and sales and marketing capabilities, and for product development. In addition, DoubleClick may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products; however, DoubleClick currently has no commitments or agreements and it is not involved in any negotiations with respect to any such transactions. As of the date of this prospectus, DoubleClick cannot specify with certainty the particular uses for the net proceeds to be received upon completion of the offering. Accordingly, DoubleClick's management will have broad discretion in the application of the net proceeds.

    Pending such uses, the net proceeds will be invested in short-term, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

                          PRICE RANGE OF COMMON STOCK

    DoubleClick's Common Stock has been quoted on the Nasdaq National Market under the symbol DCLK since DoubleClick's initial public offering on February 20, 1998. The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock as reported on the Nasdaq National Market:

1998:                                                        HIGH        LOW
                                                           ---------  ---------
    First Quarter (from February 20, 1998)...............  $   37.00  $   26.13
    Second Quarter.......................................      49.75      30.88
    Third Quarter........................................      77.13      18.19
    Fourth Quarter (through December 10, 1998)...........      58.00      13.50

    On December 10, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $34.375. As of November 23, 1998, there were 682 holders of record of the Common Stock.

                                DIVIDEND POLICY

    DoubleClick has never declared or paid any cash dividends on its capital stock. DoubleClick currently intends to retain future earnings, if any, to finance the expansion of its business and does not expect to pay any cash dividends for the foreseeable future.

                             CORPORATE INFORMATION

    DoubleClick was incorporated in Delaware on January 23, 1996 as DoubleClick Incorporated and changed its name to DoubleClick Inc. on May 14, 1996. References in this prospectus to "DoubleClick", "we", "our", and "us" refer to DoubleClick Inc., a Delaware corporation.

    DoubleClick's principal executive offices are located at 41 Madison Avenue, 32nd Floor, New York, New York 10010, and its telephone number at that location is (212) 683-0001. Information contained on DoubleClick's Web site does not constitute part of this prospectus.

    "DoubleClick" is a registered trademark of DoubleClick. DART, DoubleClick Network, DoubleClick Local, DoubleClick Direct, Dart Service, Closed Loop Marketing Solutions and the DoubleClick logo are trademarks of DoubleClick. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                 CAPITALIZATION

The following table sets forth DoubleClick's capitalization as of September 30, 1998 on an actual basis and on an as adjusted basis to give effect to the receipt by DoubleClick of the estimated net proceeds from the sale of 2,500,000 shares of Common Stock offered by DoubleClick hereby at a public offering price of $34.4375. You should read this information together with DoubleClick's consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                                                         AS OF SEPTEMBER 30, 1998
                                                                                         -------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                         -----------  ------------
                                                                                              (IN THOUSANDS)
                                                                                                (UNAUDITED)
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000 shares authorized; no shares issued and
    outstanding on an actual, or as adjusted basis.....................................  $        --   $       --
  Common Stock, $.001 par value, 60,000,000 shares authorized; 16,626,919 shares issued and outstanding on an actual basis; and 19,126,919 shares issued and outstanding on
    an as adjusted basis(1)............................................................           17           19
Additional paid-in capital.............................................................      109,615      190,760
Other comprehensive income.............................................................           56           56
Deferred compensation..................................................................         (554)        (554)
Accumulated deficit(2).................................................................      (50,360)     (50,360)
                                                                                         -----------  ------------
Total stockholders' equity.............................................................       58,774      139,921
                                                                                         -----------  ------------
  Total capitalization.................................................................  $    58,774   $  139,921
                                                                                         -----------  ------------
                                                                                         -----------  ------------

------------------------

(1) Excludes (a) 2,281,054 shares of Common Stock issuable upon the exercise of stock options outstanding at September 30, 1998, with a weighted average exercise price of $6.81 per share, of which options to purchase 601,953 shares were then exercisable, and (b) 264,120 shares reserved for issuance under the Company's 1997 Plan. See "Management -- 1997 Stock Incentive Plan", "Description of Securities" and Note 5 of Notes to Consolidated Financial Statements.

(2) Consists of $25.3 million of cumulative losses and $25.0 million related to the redemption of shares of Common Stock from certain stockholders in connection with the recapitalization of DoubleClick that occurred simultaneously with the completion of a private placement of DoubleClick's securities in June 1997. See "Certain Transactions" and Note 5 of Notes to Consolidated Financial Statements.

                                    DILUTION

    The net tangible book value of DoubleClick as of September 30, 1998 was $58.8 million, or $3.53 per share of Common Stock. Net tangible book value per share represents the amount of DoubleClick's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,500,000 shares of Common Stock offered by DoubleClick hereby at a public offering price of $34.4375 per share and the application of the estimated net proceeds, the net tangible book value of DoubleClick as of September 30, 1998 would have been $139.9 million, or $7.32 per share of Common Stock. This represents an immediate increase in the net tangible book value of $3.78 per share to existing stockholders and an immediate dilution in the net tangible book value of $27.12 per share to new investors of Common Stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share.................................             $ 34.4375
    Net tangible book value per share as of September 30, 1998..........  $  3.5349
    Increase per share attributable to new investors....................     3.7805
                                                                          ---------
Net tangible book value per share after the offering....................                7.3154
                                                                                     ---------
Dilution per share to new investors.....................................             $ 27.1221
                                                                                     ---------
                                                                                     ---------

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below with respect to DoubleClick's Consolidated Statement of Operations for the period from January 23, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997, and with respect to DoubleClick's Consolidated Balance Sheet as of December 31, 1996 and 1997, are derived from the audited consolidated financial statements of DoubleClick which are included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 1998 and for the nine-month periods ended September 30, 1997 and 1998 are unaudited and include all adjustments, consisting only of normal, recurring adjustments, that DoubleClick considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations for those periods. Operating results for the nine-month period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

                                 JANUARY 23, 1996
                                    (INCEPTION)              YEAR
                                      THROUGH                ENDED
                                   DECEMBER 31,          DECEMBER 31,             NINE MONTHS ENDED SEPTEMBER 30,
                                -------------------  ---------------------  -------------------------------------------
                                       1996                  1997                   1997                   1998
                                -------------------  ---------------------  ---------------------  --------------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues......................       $   6,514             $  30,597              $  19,657             $   51,074
Cost of revenues..............           3,780                20,628                 13,048                 34,539
                                       -------              --------               --------               --------
  Gross profit................           2,734                 9,969                  6,609                 16,535
Operating expenses:
  Sales and marketing.........           3,079                10,710                  6,606                 20,117
  General and
    administrative............           2,145                 6,326                  3,607                  7,825
  Product development.........             618                 1,398                  1,016                  4,356
                                       -------              --------               --------               --------
    Total operating
      expenses................           5,842                18,434                 11,228                 32,298
                                       -------              --------               --------               --------
Loss from operations..........          (3,108)               (8,465)                (4,619)               (15,763)
Net interest income (expense)              (84)                  109                      7                  1,948
                                       -------              --------               --------               --------
Net loss......................       $  (3,192)            $  (8,356)             $  (4,612)            $  (13,815)
                                       -------              --------               --------               --------
                                       -------              --------               --------               --------
Basic and diluted net loss per
  share (1)...................       $   (0.28)            $   (0.73)             $   (0.40)            $    (0.88)
                                       -------              --------               --------               --------
                                       -------              --------               --------               --------
Weighted average shares used
  in basic and diluted net
  loss per share calculation
  (1).........................          11,397                11,449                 11,431                 15,751
                                       -------              --------               --------               --------
                                       -------              --------               --------               --------

                                                             DECEMBER 31,          DECEMBER 31,       SEPTEMBER 30,
                                                                 1996                  1997                1998
                                                          -------------------  ---------------------  --------------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents, and short-term investments...       $      --             $   8,546          $   49,913
Working capital (deficit)...............................          (3,038)                7,512              50,547
Total assets............................................           4,526                21,742              80,202
Total stockholders' (deficit) equity....................          (2,592)                9,400              58,774

------------------------
(1) Basic and diluted net loss per share computations have been restated to give effect to the conversion of shares of DoubleClick's convertible preferred stock into Common Stock on February 25, 1998. See Note 1 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DOUBLECLICK TOGETHER WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO SUCH STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT DOUBLECLICK AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. DOUBLECLICK'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

                                    OVERVIEW

    DoubleClick is a leading provider of comprehensive Internet advertising solutions for advertisers and Web publishers worldwide. DoubleClick currently has two principal lines of business. The DoubleClick Network (ad sales) provides fully-outsourced ad sales, delivery and related services to publishers of highly-trafficked Web sites, including AltaVista, The Dilbert Zone, Macromedia and U.S. News Online. The DoubleClick Network focuses on meeting the needs of Internet advertisers who target users on a national, international and/or local basis. DoubleClick's DART Service (ad serving), consisting of DART for Web publishers and the recently introduced Closed Loop Marketing Solutions suite of products for advertisers and ad agencies, provides Web publishers, advertisers and ad agencies with the ability to control the targeting, delivery, measurement and analysis of their online marketing campaigns on a real-time basis. The DoubleClick Network and DART Service lines of business are available to Web publishers and advertisers in international markets. DoubleClick's proprietary DART technology, which dynamically matches and delivers ads to the target audience within milliseconds, is the platform for all of DoubleClick's solutions.

    DoubleClick completed its initial public offering on February 25, 1998 and received net proceeds of approximately $62.5 million. The net proceeds were added to DoubleClick's working capital and, pending their use, DoubleClick has invested such funds in short-term, interest bearing investment grade obligations.

    DoubleClick was founded in January 1996 by Kevin J. O'Connor, DoubleClick's Chief Executive Officer, Dwight A. Merriman, DoubleClick's Chief Technical Officer, and Poppe Tyson, Inc. DoubleClick has grown from 13 employees as of March 31, 1996 to 373 employees as of September 30, 1998.

    From January 23, 1996 (inception) through May 1996, DoubleClick's operating activities related primarily to developing the DART technology and the DoubleClick Network, and recruiting personnel. During the same period, substantially all of DoubleClick's revenues resulted from Internet advertising sales on a commission basis on behalf of the Netscape and Excite Web sites. For the period from January 23, 1996 (inception) through December 31, 1996, such commissions constituted 16.5% of DoubleClick's revenues. All ads sold on behalf of the Netscape and Excite Web sites were delivered directly by such entities, as their Web sites were not on the DoubleClick Network. DoubleClick no longer arranges for the placement of advertisements on a commission basis.

    Since the fourth quarter of 1996, DoubleClick has derived substantially all of its revenues from the DoubleClick Network. DoubleClick offers advertising on the DoubleClick Network to third party advertisers with pricing generally determined on a CPM (cost per thousand ads delivered) basis. Discounts are offered based on a variety of factors, including the duration and gross dollar amount of advertising campaigns. Advertisements delivered by DoubleClick are typically sold pursuant to purchase order agreements, which are subject to cancellation.

DoubleClick's revenues from the DoubleClick Network are received from the advertiser that orders the ad, and DoubleClick pays the Web publisher (on whose Web site such advertisement is delivered) a service fee. This service fee is calculated as a percentage of such advertising revenues, which amount is included in cost of revenues. DoubleClick is responsible for billing and collecting for ads delivered on the DoubleClick Network, and typically assumes the risk of non-payment from advertisers. In addition, DoubleClick earns service fees for providing the DART Service to Web publishers and the Closed Loop Marketing Solutions suite of products to Internet advertisers and ad agencies. To date, revenues from DoubleClick's DART Service have not been significant.

    Advertising revenues are recognized in the period that the advertisement is delivered, provided that no significant obligations remain and collection of the resulting receivable is probable. DoubleClick also sells sponsorship advertising, which involves a greater degree of integration among DoubleClick, the advertiser and the Web sites on the DoubleClick Network. These sponsorships are typically priced based on the length of time that the sponsorship runs, rather than a CPM basis. Revenues relating to sponsorship advertising are recognized ratably over the sponsorship period. As part of the DoubleClick Network, DoubleClick also offers DoubleClick Direct, an Internet advertising solution for direct marketers. DoubleClick Direct advertising is priced on a "cost-per-click", "cost-per-lead" and "cost-per-sale or download" basis, rather than a CPM basis.

    DoubleClick expects the DoubleClick Network will continue to account for a substantial portion of DoubleClick's revenues for the foreseeable future. Moreover, ads delivered on the Web sites of the top four Web publishers on the DoubleClick Network, including AltaVista, accounted for approximately 60.3% of DoubleClick's revenues for the nine months ended September 30, 1998, and 61.2% of DoubleClick's revenues for the year ended December 31, 1997. Of the 60.3% for the nine months ended September 30, 1998, approximately 47.8% of DoubleClick's revenues related to AltaVista and an aggregate of approximately 12.5% of DoubleClick's revenues related to the Web sites of the next three top DoubleClick publishers on the DoubleClick Network. DoubleClick typically enters into short-term contracts with DoubleClick publishers for inclusion of their Web sites in the DoubleClick Network. The failure to successfully market the DoubleClick Network, the loss of one or more of the Web sites which account for a significant portion of DoubleClick's revenues from the DoubleClick Network, or any significant reduction in traffic on such Web sites could have a material adverse effect on DoubleClick's business, results of operations and financial condition.

    To take advantage of the global reach of the Internet, DoubleClick has established DoubleClick Networks in Europe, Asia and other international markets. DoubleClick currently has operations in Australia, Canada, France, Germany and the United Kingdom, and through its business partners, in Japan, Iberoamerica, Italy and Scandinavia. DoubleClick expects to continue to invest in building its international operations.

    In December 1996, DoubleClick entered into an agreement with Digital Equipment Corporation (acquired by Compaq in June 1998) to be the exclusive third-party provider of advertising services on specified pages within the AltaVista Web site. Although this agreement extends through December 1999, either Compaq or DoubleClick may terminate the agreement without cause upon 90 days' prior written notice. DoubleClick has ongoing discussions with Compaq regarding the agreement and DoubleClick's relationship with AltaVista. DoubleClick cannot predict the timing or outcome of such discussions. Compaq may elect, or notify DoubleClick of its intention to elect, to terminate the agreement or demand changes to the terms of the agreement that are less favorable to DoubleClick than the terms of the existing agreement. The loss of AltaVista as part of the DoubleClick Network, any changes to the existing agreement that are less favorable to DoubleClick, or any significant reduction in traffic on or through the AltaVista Web site, would materially and adversely affect DoubleClick's business, results of operations and financial condition. Compaq may also choose to change or limit the type of advertisers or advertisements that are acceptable for the AltaVista Web site. Any such change could adversely impact our advertising revenues. In addition, DoubleClick's relationship with AltaVista could be negatively affected by any development materially affecting the business or financial AltaVista, including any consequences Compaq's recent acquisition of AltaVista, the sale of AltaVista to a third party, or AltaVista's establishment of a strategic relationship with a third party with a dedicated ad sales force.

    DoubleClick pays AltaVista a service fee calculated as a percentage of the revenues derived from delivery of advertisements on or through the AltaVista Web site. Revenues from advertisements delivered on or through the AltaVista Web site were $13.7 million, or 44.7% of DoubleClick's revenues for the year ended December 31, 1997, and $24.4 million or 47.8% of DoubleClick's revenues for the nine months ended September 30, 1998. No other Web site or DoubleClick publisher accounted for more than 10% of DoubleClick's revenue for the nine months ended September 30, 1998.

    DoubleClick has incurred significant losses since its inception, and as of September 30, 1998 had an accumulated deficit of $50.3 million, of which $25.3 million related to cumulative losses and $25.0 million related to the redemption of shares of Common Stock from certain stockholders in connection with DoubleClick's recapitalization that occurred simultaneously with the completion of a private placement of DoubleClick's securities in June 1997. In addition, during the year ended December 31, 1997, DoubleClick recorded deferred compensation of $1.5 million, which represents the difference between the exercise price and the fair market value of Common Stock issuable upon the exercise of certain stock options granted to employees. The deferred compensation is being amortized over the vesting periods of the related options. Of the total deferred compensation amount, approximately $0.9 million had been amortized as of September 30, 1998. DoubleClick believes that quarter-to-quarter comparisons of its results of operations are not meaningful and that the results for any quarter should not be relied upon as an indication of future performance. DoubleClick plans to significantly increase its operating expenses to increase its sales and marketing operations, to continue its international expansion, to upgrade and enhance its DART technology and to market and support its solutions. DoubleClick may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If DoubleClick has a shortfall in revenues in relation to its expenses, or if DoubleClick's expenses precede increased revenues, then DoubleClick's business, results of operations and financial condition would be materially and adversely affected. As a result of these factors, there can be no assurance that DoubleClick will not incur significant losses on a quarterly and annual basis for the foreseeable future.

                             RESULTS OF OPERATIONS

    The following table sets forth the consolidated results of operations of DoubleClick expressed as a percentage of revenues:

                                                               PERIOD FROM
                                                            JANUARY 23, 1996
                                                               (INCEPTION)            YEAR             NINE MONTHS
                                                                 THROUGH              ENDED               ENDED
                                                              DECEMBER 31,        DECEMBER 31,        SEPTEMBER 30,
                                                            -----------------   -----------------   -----------------
                                                                  1996                1997                1997
                                                            -----------------   -----------------   -----------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues..................................................        100.0%              100.0%                   %100.0
Cost of revenues..........................................         58.0                67.4                      66.4
                                                                  -----               -----                   -------
  Gross profit............................................         42.0                32.6                      33.6

Operating expenses:
  Sales and marketing.....................................         47.3                35.0                      33.6
  General and administrative..............................         32.9                20.7                      18.3
  Product development.....................................          9.5                 4.6                       5.2
                                                                  -----               -----                   -------
    Total operating expenses..............................         89.7                60.3                      57.1
                                                                  -----               -----                   -------
Loss from operations......................................        (47.7)              (27.7)                   )(23.5

Interest income (expense), net............................         (1.3)                0.4                       0.0
                                                                  -----               -----                   -------

Net loss..................................................        (49.0)%             (27.3)%                  )(23.5%
                                                                  -----               -----                   -------
                                                                  -----               -----                   -------


                                                                  1998
                                                            -----------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues..................................................             %100.0
Cost of revenues..........................................               67.6
                                                                      -------
  Gross profit............................................               32.4
Operating expenses:
  Sales and marketing.....................................               39.4
  General and administrative..............................               15.3
  Product development.....................................                8.5
                                                                      -------
    Total operating expenses..............................               63.2
                                                                      -------
Loss from operations......................................             )(30.8
Interest income (expense), net............................                3.8
                                                                      -------
Net loss..................................................             )(27.0%
                                                                      -------
                                                                      -------

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

                                    REVENUES

    DoubleClick's revenues are derived primarily from the delivery of advertisements on the Web sites of Web publishers on the DoubleClick Network. Revenues increased 159.8% from $19.7 million for the nine months ended September 30, 1997 to $51.1 million for the nine months ended September 30, 1998. The increase in revenues was due primarily to an increase in the number of advertisers and ads delivered on the DoubleClick Network, particularly ads delivered on or through the AltaVista Web site. Revenues earned from advertisements delivered on or through the AltaVista Web site were $8.4 million, or 42.8% of revenues for the nine months ended September 30, 1997, compared to $24.4 million, or 47.8% of revenues for the nine months ended September 30, 1998. Approximately $3.0 million of revenues for the nine months ended September 30, 1998 resulted from sales of inventory on the AltaVista Web site which was derived from an arrangement between AltaVista and another search engine that expired on June 30, 1998, and was therefore non-recurring. AltaVista is a significant part of the DoubleClick Network. No other Web site accounted for more than 10.0% of revenues for the nine months ended September 30, 1998, and no one advertiser accounted for more than 10% of revenues during the same period. During such period, DoubleClick did not derive significant revenues from its DART Service.

                                COST OF REVENUES

    Cost of revenues consists primarily of service fees paid to Web publishers for ads delivered to the Web sites on the DoubleClick Network. Cost of revenues also includes other costs of delivering advertisements, including depreciation of the ad delivery system and Internet access costs. Gross margin was 33.6% and 32.4% for the nine months ended September 30, 1997 and 1998, respectively. Gross margin decreased for the nine months ended September 30, 1998 compared to September 30, 1997 primarily due to a decrease in DoubleClick's sales of advertisements on a commission basis as a percentage of DoubleClick's total revenue. To the extent revenues from its DART Services increase as a percentage of total revenues, DoubleClick anticipates that gross margin will increase.

                               OPERATING EXPENSES

SALES AND MARKETING

    Sales and marketing expenses consist primarily of salaries, commissions, advertising, maintenance of DoubleClick's Web site, trade show expenses, seminars and costs of marketing materials. Sales and marketing expenses were $6.6 million and $20.1 million for the nine months ended September 30, 1997 and 1998, respectively, or 33.6% and 39.4% of revenues, respectively. The increase in absolute dollars was primarily attributable to the increase in sales personnel, commissions associated with the increase in revenues, costs associated with expanding international operations, and costs related to the continued development and implementation of DoubleClick's marketing and branding campaigns. The increase in sales and marketing expenses as a percentage of revenues resulted from such expenses increasing more rapidly than revenues as DoubleClick continued to build its sales and marketing infrastructure. DoubleClick expects sales and marketing expenses to increase on an absolute dollar basis but decrease as a percentage of revenues as DoubleClick hires additional personnel, expands into new markets and continues to promote the DoubleClick brand.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of compensation and professional services fees and related supplies and materials. General and administrative expenses were $3.6 million and $7.8 million for the nine months ended September 30, 1997 and 1998, respectively, or 18.3% and 15.3% of revenues, respectively. The increase in absolute dollars was primarily the result of expenses related to increased personnel and professional service fees. DoubleClick expects general and administrative expenses to increase on an absolute dollar basis but decrease as a percentage of revenues as DoubleClick hires additional personnel and incurs additional costs related to the growth of its business and its operations as a public company.

PRODUCT DEVELOPMENT

    Product development expenses consist primarily of compensation and consulting expenses and enhancements to the DART technology. To date, all product development costs have been expensed as incurred. Product development expenses were $1.0 million and $4.4 million for the nine months ended September 30, 1997 and 1998, respectively, or 5.2% and 8.5% of revenues, respectively. The increase in absolute dollars was due primarily to increases in product development personnel and consulting expenses. The increase in product development expenses as a percentage of revenues resulted from such expenses increasing more rapidly than revenues as DoubleClick continued the development of its DART technology and its solutions. DoubleClick believes that continued investment in product development is critical to attaining its strategic objectives and, as a result, expects product development expenses to increase on an absolute dollar basis but to remain relatively constant as a percentage of revenues.

                              LOSS FROM OPERATIONS

    DoubleClick's loss from operations was $4.6 million and $15.8 million for the nine months ended September 30, 1997 and 1998, respectively. The increase in the loss from operations was primarily due to the hiring of additional personnel, particularly in sales and marketing, and product development. DoubleClick expects to hire additional personnel and increase its spending for sales and marketing, upgrade and enhance DoubleClick's DART technology and continue international expansion. However, DoubleClick expects that the loss from operations may decrease both on an absolute dollar basis and as a percentage of revenues in the future.

                           INTEREST INCOME (EXPENSE)

    Net interest income was $1.9 million for the nine months ended September 30, 1998. Interest income was attributable to cash, cash equivalents and short-term investments as a result of the net proceeds received by DoubleClick from its initial public offering of Common Stock in February 1998. Interest income in future periods may fluctuate as a result of fluctuations in average cash balances maintained by DoubleClick and changes in the market rate of its investments.

PERIOD FROM JANUARY 23, 1996 (INCEPTION) THROUGH DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

                                    REVENUES

    Revenues increased from $6.5 million for the period from January 23, 1996 (inception) through December 31, 1996 to $30.6 million for the year ended December 31, 1997. During the period from January 23, 1996 (inception) through December 31, 1996, $1.1 million of DoubleClick's revenues were derived from commissions received from the sale of advertising that was placed on the Web sites of Netscape and Excite. Revenues recognized from commissions for the year ended December 31, 1997 were not material and DoubleClick no longer expects to recognize revenues on a commission basis. The increase in revenues was due primarily to an increase in the number of advertisers and ads delivered on the DoubleClick Network, and to the addition of the AltaVista Web site to the DoubleClick Network in December 1996. Revenues earned during the year ended December 31, 1997 from advertisements delivered on or through the AltaVista Web site were $13.7 million, or 44.7% of revenues. AltaVista is a significant part of the DoubleClick Network. For the year ended December 31, 1997, no one advertiser accounted for more than 10% of DoubleClick's revenues. Through December 31, 1997, DoubleClick had not derived significant revenues from its DART Service.

                                COST OF REVENUES

    Gross margin was 42.0% and 32.6% for the period from January 23, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997, respectively. Gross margin decreased in 1997 due to the shift in DoubleClick's revenue mix away from the sale of advertisements on a commission basis.

                               OPERATING EXPENSES

SALES AND MARKETING

    Sales and marketing expenses were $3.1 million and $10.7 million for the period from January 23, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997, respectively, or 47.3% and 35.0% of revenues, respectively. The increase in absolute dollars was due primarily to the increase in sales personnel, commissions and costs related to the continued development and implementation of DoubleClick's marketing and branding campaigns.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses were $2.1 million and $6.3 million for the period from January 23, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997, respectively, or 32.9% and 20.7% of revenues, respectively. The increase in absolute dollars was primarily a result of expenses related to increased personnel, professional service fees and facility expenses necessary to support DoubleClick's domestic and international growth.

PRODUCT DEVELOPMENT

    Product development expenses were $0.6 million and $1.4 million for the period from January 23, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997, respectively, or 9.5% and 4.6% of revenues, respectively. The increase in absolute dollars was due primarily to increases in product development personnel and consulting expenses. Product development expenses incurred during the year ended December 31, 1997 were primarily related to enhancements to the DART technology and the development of DoubleClick Direct.

                              LOSS FROM OPERATIONS

    DoubleClick's loss from operations was $3.1 million for the period from January 23, 1996 (inception) through December 31, 1996 and $8.5 million for the year ended December 31, 1997. The increase in the loss from operations was primarily due to the hiring of additional personnel in all areas of DoubleClick as it continued to build its infrastructure, expand its markets and increase its brand awareness.

                        QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited consolidated quarterly statement of operations data for the seven quarters ended September 30, 1998. This information is unaudited, but in the opinion of management, it has been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited consolidated quarterly results of operations. The consolidated quarterly data should be read in conjunction with the audited consolidated financial statements of DoubleClick and the notes to such statements appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                                          QUARTER ENDED
                                          ------------------------------------------------------------------------------
                                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,    MAR. 31,    JUNE 30,   SEPT. 30,
                                            1997       1997       1997        1997        1998        1998       1998
                                          --------   --------   ---------   --------   ----------  ----------  ---------
                                                                          (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues................................  $ 5,329    $ 6,138     $ 8,190    $10,940    $   13,004  $   17,293   $20,777
Cost of revenues........................    3,394      4,094       5,560      7,580         8,845      11,724    13,970
                                          --------   --------   ---------   --------   ----------  ----------  ---------
  Gross profit..........................    1,935      2,044       2,630      3,360         4,159       5,569     6,807
                                          --------   --------   ---------   --------   ----------  ----------  ---------
Operating expenses:
  Sales and marketing...................    2,120      1,924       2,562      4,104         5,624       6,885     7,608
  General and administrative............      752      1,019       1,836      2,718         2,349       2,621     2,855
  Product development...................      233        280         502        384         1,026       1,554     1,778
                                          --------   --------   ---------   --------   ----------  ----------  ---------
    Total operating expenses............    3,105      3,223       4,900      7,206         8,999      11,060    12,241
                                          --------   --------   ---------   --------   ----------  ----------  ---------
Loss from operations....................  $(1,170)   $(1,179)    $(2,270)   $(3,846)   $   (4,840) $   (5,491)  $(5,434)
                                          --------   --------   ---------   --------   ----------  ----------  ---------
                                          --------   --------   ---------   --------   ----------  ----------  ---------

                                                                          QUARTER ENDED
                                          ------------------------------------------------------------------------------
                                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,    MAR. 31,    JUNE 30,   SEPT. 30,
                                            1997       1997       1997        1997        1998        1998       1998
                                          --------   --------   ---------   --------   ----------  ----------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues................................    100.0%     100.0%     100.0%      100.0%        100.0%      100.0%   100.0%
Cost of revenues........................     63.7       66.7       67.9        69.3          68.0        67.8     67.2
                                          --------   --------   ---------   --------   ----------  ----------  ---------
  Gross profit..........................     36.3       33.3       32.1        30.7          32.0        32.2     32.8
                                          --------   --------   ---------   --------   ----------  ----------  ---------
Operating expenses:
  Sales and marketing...................     39.8       31.3       31.3        37.5          43.2        39.8     36.6
  General and administrative............     14.1       16.6       22.4        24.8          18.1        15.2     13.7
  Product development...................      4.4        4.6        6.1         3.5           7.9         9.0      8.6
                                          --------   --------   ---------   --------   ----------  ----------  ---------
    Total operating expenses............     58.3       52.5       59.8        65.8          69.2        64.0     58.9
                                          --------   --------   ---------   --------   ----------  ----------  ---------
Loss from operations....................    (22.0)%    (19.2)%    (27.7)%     (35.1)%       (37.2)%      (31.8)%   (26.1)%
                                          --------   --------   ---------   --------   ----------  ----------  ---------
                                          --------   --------   ---------   --------   ----------  ----------  ---------

    DoubleClick's revenues have increased in all quarters presented as a result of increased market acceptance of the DoubleClick Network after its launch in March 1996. In December 1996, DoubleClick added the AltaVista Web site to the DoubleClick Network and revenues from delivery of advertisements on the AltaVista Web site commenced in the first quarter of 1997.

    Gross margin generally decreased throughout 1997. The decrease was attributable to a shift in DoubleClick's revenue mix away from selling advertisements on behalf of third-party Web sites to delivering advertisements across the DoubleClick Network. DoubleClick no longer arranges for the placement of advertisements, nor does it expect to recognize any future revenues, on a commission basis. Over the past four quarters, gross margin has increased as revenues from the DART Service have increased as a percentage of total revenues. To date, revenues from in the DART Service have not been significant. To the extent revenues from its DART Service increase as a percentage of total revenues, DoubleClick anticipates that gross margin will increase.

    Operating expenses have increased in each of the quarters presented. Sales and marketing expenses have increased as a result of increased sales personnel and commissions and advertising and promotion. DoubleClick's sales and marketing organization has grown from 8 employees as of June 30, 1996 to 236 employees as of September 30, 1998. The increase in general and administrative expenses was due primarily to additional personnel, professional fees, facilities costs and costs associated with operating as a public company. In the third and fourth quarters of 1997, general and administrative expenses increased due in part to legal costs associated with DoubleClick's international expansion and litigation costs relating to DoubleClick's lawsuit against two former employees for misappropriation of trade secrets. This litigation was settled in the fourth quarter of 1997. Product development expenses have generally increased as a result of continued enhancements to the DART technology and development of new solutions such as the DART Service, DoubleClick Direct, DoubleClick Local and DoubleClick's Closed Loop Marketing Solutions suite of products.

    DoubleClick's results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond DoubleClick's control. See "Risk Factors -- Quarterly Operating Results are Subject to Significant Fluctuations".

                        LIQUIDITY AND CAPITAL RESOURCES

    Since its inception, DoubleClick has financed its operations primarily through the private placement of equity securities, borrowings from a related party, and its initial public offering. In June 1997, DoubleClick completed a private placement of equity securities to new investors and received $39.8 million in net proceeds, of which $25.0 million was used to redeem shares of Common Stock from certain stockholders. On December 30, 1997, $5,000,000 in borrowings from a related party pursuant to a convertible promissory note were converted to 779,302 shares of Common Stock. In February 1998, DoubleClick received net proceeds of approximately $62.5 million from the initial public offering of 4,025,000 shares of Common Stock at a price of $17.00 per share.

    Net cash used in operating activities was $2.1 million and $14.0 million for the nine months ended September 30, 1997 and 1998, respectively. Cash used in operating activities for the nine months ended September 30, 1998 resulted from net operating losses and an increase in accounts receivable and other current assets, which were partially offset by increases in accounts payable, accrued expenses and deferred revenues.

    Net cash used in investing activities was $9.8 million and $12.8 million for the nine months ended September 30, 1997 and 1998, respectively. Cash used in investing activities for the nine months ended September 30, 1998 resulted from purchases of property and equipment, investments, and purchases, sales and maturities of short-term investments, net.

    Net cash provided by financing activities was $16.5 million and $62.6 million for the nine months ended September 30, 1997 and 1998, respectively. Cash provided by financing activities for the nine months ended

September 30, 1998 consisted primarily of net proceeds received by DoubleClick in connection with the closing of its initial public offering in February 1998.

    As of September 30, 1998, DoubleClick had $38.6 million of cash and cash equivalents and $11.3 million in short-term investments. As of September 30, 1998, DoubleClick's principal commitments consisted of obligations under operating and capital leases.

    Although DoubleClick has no material commitments for capital expenditures, management anticipates that it will experience a substantial increase in its capital expenditures and lease commitments consistent with its anticipated growth in operations, infrastructure and personnel. DoubleClick currently anticipates that it will continue to experience significant growth in its operating expenses for the foreseeable future and that its operating expenses will be a material use of DoubleClick's cash resources. DoubleClick believes that the net proceeds of the offering, together with its existing cash and cash equivalents and short-term investments, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months.

                              YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

STATE OF READINESS

    DoubleClick has made a preliminary assessment of the Year 2000 readiness of its information technology ("IT") systems, including the hardware and software that enable DoubleClick to provide and deliver its solutions, and its non-IT systems. DoubleClick's assessment plan consists of (i) quality assurance testing of its internally developed proprietary software incorporated in its solutions ("Solutions Software"); (ii) contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the delivery of DoubleClick's solutions to its Web publisher and advertiser customers; (iii) contacting vendors of material non-IT systems; (iv) assessment of repair or replacement requirements; (v) repair or replacement;
(vi) implementation; and (vii) creation of contingency plans in the event of Year 2000 failures. DoubleClick plans to perform a Year 2000 simulation on its Solutions Software during the first quarter of 1999 to test system readiness. Based on the results of its Year 2000 simulation test, DoubleClick intends to revise the code of its Solutions Software as necessary to improve the Year 2000 compliance of its Solutions Software. DoubleClick has been informed by many of its vendors of material hardware and software components of its IT systems that the products used by DoubleClick are currently Year 2000 compliant. DoubleClick will require vendors of its other material hardware and software components of its IT systems to provide assurances of their Year 2000 compliance. DoubleClick plans to complete this process during the first half of 1999. DoubleClick is currently assessing the materiality of its non-IT systems and will seek assurances of Year 2000 compliance from providers of material non-IT systems. Until such testing is complete and such vendors and providers are contacted, DoubleClick will not be able to completely evaluate whether its IT systems or non-IT systems will need to be revised or replaced.

COSTS

    To date, DoubleClick has not incurred any material expenditures in connection with identifying or evaluating Year 2000 compliance issues. Most of its expenses have related to, and are expected to continue to relate to, the

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
operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. At this time, DoubleClick does not possess the information necessary to estimate the potential costs of revisions to its Solutions Software should such revisions be required or the replacement of third-party software, hardware or services that are determined not to be Year 2000 compliant. Although DoubleClick does not anticipate that such expenses will be material, such expenses, if higher than anticipated, could have a material adverse effect on DoubleClick's business, results of operations and financial condition.

RISKS

    DoubleClick is not currently aware of any Year 2000 compliance problems relating to Solutions Software or its IT or non-IT systems that would have a material adverse effect on DoubleClick's business, results of operations and financial condition, without taking into account DoubleClick's efforts to avoid or fix such problems. There can be no assurance that DoubleClick will not discover Year 2000 compliance problems in our Solutions Software that will require substantial revisions. In addition, there can be no assurance that third-party software, hardware or services incorporated into DoubleClick's material IT and non-IT systems will not need to be revised or replaced, all of which could be time consuming and expensive. The failure of DoubleClick to fix its Solutions Software or to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on DoubleClick's business, results of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in its Software Solutions, and its IT and non-IT systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

    In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside DoubleClick's control will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in a systemic failure beyond the control of DoubleClick, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent DoubleClick from delivering its services to its customers, decrease the use of the Internet or prevent users from accessing the Web sites of its Web publisher customers, which could have a material adverse effect on DoubleClick's business, results of operations and financial condition.

CONTINGENCY PLAN

    As discussed above, DoubleClick is engaged in an ongoing Year 2000 assessment and has not yet developed any contingency plans. The results of DoubleClick's Year 2000 simulation testing and the responses received from third-party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans.

                         NEW ACCOUNTING PRONOUNCEMENTS

    See Note 1 of Notes to Consolidated Financial Statements for recently adopted and recently issued accounting standards.

                                    BUSINESS

                                  DOUBLECLICK

    DoubleClick is a leading provider of comprehensive Internet advertising solutions for advertisers and Web publishers worldwide. DoubleClick's technology and media expertise enable DoubleClick to deliver highly targeted, measurable and cost-effective Internet advertising for advertisers and ad agencies, and to increase ad sales and improve ad space inventory management for Web publishers. DoubleClick currently has two principal lines of business: DoubleClick Network and DART Service.

    - THE DOUBLECLICK NETWORK (AD SALES). The DoubleClick Network provides fully-outsourced ad sales, delivery and related services to publishers of highly-trafficked Web sites, including AltaVista, The Dilbert Zone, Macromedia and U.S. News Online. The DoubleClick Network focuses on meeting the advertising needs of Internet advertisers who target users on a national, international and/or local basis.

    - DART SERVICE (AD SERVING). Our DART Service provides Web publishers, advertisers and ad agencies with the ability to control the targeting, delivery, measurement and analysis of their online marketing campaigns on a real-time basis.

    DoubleClick's proprietary DART technology provides the platform for DoubleClick's solutions. This technology enables advertisers to optimize ad performance by dynamically targeting and delivering ads to Web users based on pre-selected criteria. As a user visits the Web sites of Web publishers that utilize DoubleClick's solutions, DART collects information regarding the user and his or her viewing activities and ad responses, and applies this data to improve its ability to predict the user's reaction and enhance DART's ad targeting capabilities. The sophisticated tracking and reporting functionality incorporated into DART provides advertisers with accurate measurements of ad performance based on selected criteria. In addition, DART provides Web publishers with sophisticated ad space inventory management capabilities.

    In September 1998, we received over 3.2 billion requests for the delivery of ads (impressions) generated by an aggregate of approximately 4,200 Web sites of 440 Web publishers which used our solutions. We estimate that more than 44 million users worldwide visited Web sites within the Doubleclick Network during September 1998. According to Media Metrix, 38.7% of Internet users in the United States visited Web sites within the DoubleClick Network during the same month. We believe that the number of Web users worldwide will increase from approximately 69 million at the end of 1997 to 320 million by the end of 2002. We also believe that the dollar value of Internet advertising in the United States will increase from approximately $551 million in 1997 to $4.0 billion in 2001. During the first nine months of 1998, we managed approximately 36,000 Internet advertisements for over 2,700 advertisers.

                              INDUSTRY BACKGROUND

THE INTERNET AND THE WEB

    The Internet and the Web have enjoyed unprecedented growth in recent years. DoubleClick believes that the number of Web users is expected to increase from an estimated 69 million worldwide at the end of 1997 to 320 million worldwide by the end of 2002. The growth in the number of Web users is expected to continue as new technologies, such as multimedia capabilities, are developed and adopted, as Web access and bandwidth increase, and as Internet content improves and becomes more dynamic.

    As electronic commerce increases, advertisers and direct marketers are increasingly using the Web to locate customers, advertise and facilitate transactions. Online transactions can be faster, less expensive and more convenient than transactions conducted via human interaction. A growing number of users have transacted business over the Web, including trading securities, buying goods, purchasing airline tickets and paying bills. DoubleClick believes that over 20% of Internet users in North America have made a purchase over the Web. DoubleClick believes that purchases of goods and services over the Internet are expected to increase from $2.6 billion in 1996 to $220 billion in 2001.

INTERNET ADVERTISING

    The Web is emerging as an attractive new medium for advertisers due to the growth in the number of Web users, the amount of time such users spend on the Web, the increase in electronic commerce, the interactive nature of the Web, the Web's global reach and a variety of other factors. Internet users generally have demographic profiles advertisers desire. DoubleClick believes that, as of May 1998, an estimated 30% of Internet users had college degrees, 72% were under 45 years of age and their mean household income was approximately $55,000. The interactive nature of the Web gives advertisers the potential to establish dialogues and one-to-one relationships with potential customers, receive direct feedback on their advertising and adapt their advertising to respond to such feedback. The Web also provides advertisers with the opportunity to reach broad, global audiences, since Web sites can be accessed from anywhere in the world, and to target their advertising to populations within specific regions, localities or countries, to users with desirable demographic characteristics, and to people with specific interests. Internet advertising also has the potential to offer advertisers the ability to measure the number of times that a particular advertisement has been viewed, the responses to the advertisement and certain demographic characteristics of the viewers of the advertisement. Accordingly, DoubleClick believes that Web advertising has the potential to be a cost-effective means of reaching a significant number of users with desirable characteristics.

    The unique characteristics of Internet advertising, combined with the growth in the number of Internet users and their attractive demographic profiles, has led to a significant increase in Internet advertising. DoubleClick believes that the dollar value of Internet advertising in the United States will increase from an estimated $551 million in 1997 to $4.0 billion in 2001, representing a 64% compounded annual growth rate. In comparison, DoubleClick believes that $175 billion was spent in 1997 on traditional media (television, radio, cable and print) advertising in the United States. To date, the leading Internet advertisers have been technology companies, search engines and Web publishers. However, many of the largest advertisers on traditional media, including consumer products companies, automobile manufacturers and others, have expanded their use of Internet advertising, and DoubleClick believes that Internet advertising will become an increasing component of their total advertising budgets.

    In addition to amounts spent on traditional media advertising, DoubleClick believes that an estimated $153 billion was spent in 1997 on direct marketing in the United States. DoubleClick believes that the Internet represents an attractive new medium for direct marketing, which has traditionally been conducted through direct mail and telemarketing, because highly targeted product offers can be made to consumers at the point-of-sale over the Internet.

                            THE MARKETS FOR INTERNET
                             ADVERTISING SOLUTIONS

ADVERTISERS

    As a medium for advertisers and advertising agencies, the Internet offers a number of significant advantages over traditional media which DoubleClick believes will lead to significant increases in overall Internet advertising spending. Advertising on the Internet provides advertisers with the opportunity to:

    REACH HIGHLY TARGETED AUDIENCES. The Internet has the unique capability to provide advertisers with the ability to accurately and automatically target their ads to users with specific interests and characteristics. Information about the user's geographic location, ISP, browser type, operating system and type and size of employer can be obtained through a user's interactions on the Web, regardless of the type of Web site they are viewing, and this information can be utilized by advertisers to target their ads. Web users specify their interests by visiting Web sites with content focused on specific interests, such as sports, travel, news, business and finance and entertainment. In addition, these users visit and utilize search engines to find Web sites and information on specific topics, further identifying their unique interests.

    AGGREGATE AD PURCHASING. Large advertising campaigns are time-consuming, difficult to manage, and can require media purchasers at advertising agencies to contact large numbers of media outlets in order to place advertisements. Networks of Web sites can provide centralized Internet ad purchasing and alleviate the need to make a series of small ad purchases from numerous Web publishers.

    ACCESS NATIONAL, INTERNATIONAL AND LOCAL MARKETS. Traditional media providers are constrained in their ability to provide advertisers with worldwide access to consumers since most broadcasters and print publishers only operate in their home countries or in limited geographic regions. Since the Internet is not limited by geographical boundaries, and since DoubleClick believes that an estimated 35% of Internet usage is outside of the United States, DoubleClick believes that the Internet provides a significant media outlet for the global marketplace. Because of its ability to target ads based on a user's geographic location, the Internet also offers the ability to reach audiences across international, national and local markets.

    IMPROVE ADVERTISING ACCOUNTABILITY AND PERFORMANCE. Advertisers desire accurate and timely tracking, measurement and reporting of ad performance. Since ad performance on traditional media is measured through sampling and estimates, accurate ad performance accountability is difficult. Unlike traditional forms of media, the Internet offers the opportunity to accurately track each Web user that is delivered an advertisement and to determine and record a broad range of information about such user. The Web can also offer advertisers the analytical tools required to evaluate and optimize ad effectiveness, as well as the ability to promptly change ad placements and the creative content of advertisements.

    PROVIDE ENHANCED DIRECT MARKETING CAPABILITIES. Direct marketers require information about the recipients of an ad who respond with a specific action, such as seeking further information or buying a product. In addition, direct marketers are seeking to improve the return on their investment by adopting more cost-effective methods to reach their target consumers. The Internet may be a more cost-effective way to reach consumers than other direct marketing approaches, including direct mail. As a media outlet, the Internet offers the unique opportunity to advertise on a one-to-one basis at the point-of-sale. To become an attractive medium for direct marketers, direct marketing campaigns on the Internet must be targeted to users that are most likely to respond to the campaign and a method to accurately track direct marketing expenditures on a cost-per-action basis must be available.

WEB PUBLISHERS

    As a result of the growth in the number of Web users, the advent of open, easy-to-use authoring software and the anticipated increase in Internet commerce, many businesses and organizations are establishing Web sites. A number of these Web publishers are attempting to support, or profit from, their Web sites by selling Internet advertising. Such Web publishers are seeking advertising solutions that enable them to:

    INCREASE WEB ADVERTISING SALES. Many Web publishers may not have the experience or personnel to effectively sell ad space on their Web sites and are unable to gain access to media buyers at large advertising agencies. Building an internal ad sales force can be difficult and expensive due, in part, to the increasing competition for experienced Internet ad sales personnel. Further, the time and expense required to hire an internal ad sales force, commence ad sales activities, and bill and collect ad sales revenues can have a significant impact on the viability of a Web site. As a result, many Web publishers are seeking to outsource their ad sales and delivery functions to Internet advertising solutions providers with extensive, established sales organizations. By outsourcing their ad sales and delivery functions, Web publishers can start receiving ad revenues faster and can greatly reduce or eliminate related expenditures. In addition, DoubleClick believes that Web publishers with effective national ad sales organizations may seek to outsource their international or local sales functions to Internet solutions providers that are knowledgeable about the target markets and that have the necessary critical mass in such markets for a successful sales effort.

    MANAGE WEB ADVERTISING OPERATIONS. Many Web publishers cannot afford, or do not have the ability to operate and maintain, the servers and technology necessary for targeted Web advertising. Installing an ad server can take several months and can result in significant out-of-pocket expenses. In addition, once an ad server is purchased and installed, the Web publisher assumes responsibility for the server's upgrades and maintenance. Most basic ad servers do not provide ad targeting capabilities and do not offer sophisticated tracking, reporting and billing functionality. Moreover, if a Web publisher operates an ad server independently from a network of other Web sites, the amount of information available to build an effective database regarding Web users and their response patterns will be limited and may be insufficient for purposes of sophisticated ad targeting. As a result, Web publishers may seek to outsource Web advertising operations in order to reduce costs and enhance their ad targeting capabilities.

    ENABLE EFFECTIVE AD SPACE INVENTORY MANAGEMENT. Many Web sites contain multiple pages and handle thousands of page views every day, providing a large inventory of Internet advertising space which is difficult for the Web publisher to manage. By targeting advertising towards specific ad space within their Web sites, Web publishers can increase the effectiveness of the ads delivered on their Web sites, thereby increasing the value of their ad space. In order to derive value from all of their available advertising space, Web publishers may seek alternatives to selling their ad space such as providing their unsold inventory to direct marketers who pay for ad space based on ad performance.

                            THE DOUBLECLICK SOLUTION

    DoubleClick's solutions are designed to enable advertisers and Web publishers to take advantage of the growing opportunities to realize significant economic gain through Internet advertising. DoubleClick has developed DART, a proprietary technology that, through its dynamic ad matching, targeting and delivery functionality and its ability to gather and continuously update information on the rapidly increasing number of Web users, provides the platform for DoubleClick's solutions. DoubleClick currently has two principal lines of business that offer distinct Internet ad sales and ad serving solutions. Each of DoubleClick's solutions has been designed and developed to address and meet the needs of both advertisers and Web publishers.

THE DOUBLECLICK NETWORK

    The DoubleClick Network consists of highly-trafficked Web sites grouped together by DoubleClick in defined categories of interest. The DoubleClick Network is designed to streamline the Internet advertising purchasing process by providing a one-stop shop for advertisers to buy ads on the Internet. The DoubleClick Network enables advertisers to benefit from the dynamic ad matching, targeting and delivering functionality provided by the DART technology. As a result, advertisers can customize their ad delivery on the DoubleClick Network within specific categories of interest, on specific Web sites, or by targeting based on a variety of factors, including user interest, organization type, keyword choice and user geographical location. To capitalize on the global reach of the Internet, DoubleClick has established and is continuing to establish, DoubleClick Networks in Europe, Asia and other international markets.

    By joining the DoubleClick Network, Web publishers can take advantage of DoubleClick's extensive and experienced ad sales organization to fully outsource their ad sales, delivery and related services needs. These Web publishers do not need to establish an internal ad sales capacity, are relieved of the ad management requirements, including billing, tracking and reporting, and do not incur the start-up and fixed costs associated with establishing, maintaining, upgrading and operating ad servers. In addition, Web publishers with internal ad sales organizations can make use of DoubleClick's sales organization for their international and/or local inventory. Further, Web publishers can benefit from the DART ad targeting technology by improving the effectiveness of the advertising on their Web sites which, in turn, increases the value of their Web sites to advertisers.

    The DoubleClick Network has been enhanced by the development and introduction of several additional solutions:

    - DOUBLECLICK LOCAL. DoubleClick's recently introduced DoubleClick Local is designed to provide highly-targeted advertisements to regional and local audiences over a variety of Web sites, including those within the DoubleClick Network. The flexibility and reach of DoubleClick Local allows advertisers to target their advertisements by city, state or region with one purchase. DoubleClick believes that online local display advertising will reach $1.5 billion by the year 2002. DoubleClick believes that geographic targeting of ads will expand Web advertising opportunities that were previously limited to local content sites, such as online classifieds, local television sites and city guides.

    - DOUBLECLICK DIRECT. DoubleClick Direct enables direct marketers to pay for advertising on a cost-per-action (e.g. cost-per-sale, cost-per-lead or cost-per-click) basis. These cost-per-action ads are placed on the available ad space inventory on the Web sites of participating of Web publishers, thereby providing such Web publishers with an additional source of advertising revenue. DoubleClick's DART technology analyzes which ads receive the best response on which Web sites and then selects the appropriate ad and delivers it on the Web sites and pages within the Web sites where the ad is expected to yield the best results. DoubleClick Direct was introduced in the fourth quarter of 1997.

DART SERVICE

    DoubleClick's proprietary DART technology collects and continually updates information on the characteristics and response patterns of individual Web users. DART uses this information to dynamically match and deliver an Internet ad to a Web user within milliseconds based on pre-selected criteria, including time of day, user interests, geographic location of the user's server and organization name, size, revenue or industry type. In addition, DART is a powerful ad performance tracking tool which provides comprehensive reporting.

    DART SERVICE FOR WEB PUBLISHERS. DoubleClick offers its DART Service to Web publishers with internal ad sales organizations seeking a comprehensive turnkey ad management solution with ad targeting and delivering capabilities, and sophisticated tracking, reporting and billing functionality. The DART Service also handles the difficult and complicated task of ad space inventory management. By using the DART Service, Web publishers can take advantage of DoubleClick's extensive database of Web user targeting information as well as DoubleClick's predictive modeling capabilities to more effectively target ads.

    CLOSED LOOP MARKETING SOLUTIONS. DoubleClick recently introduced the Closed Loop Marketing Solutions suite of products, which is designed to provide Internet advertisers and ad agencies with the ability to control targeting, delivery, measurement and analysis of their online marketing campaigns on a real-time basis, and to adapt future Internet advertising to increase effectiveness.

                                    STRATEGY

    DoubleClick's objective is to be the leading provider of Internet advertising solutions. The following are the key elements of DoubleClick's strategy:

PROVIDE THE MOST COMPREHENSIVE INTERNET ADVERTISING SOLUTIONS

    DoubleClick intends to leverage the information aggregated from the millions of individual users that visit the Web sites on the DoubleClick Network and the Web sites of Web publishers using the DART Service to further enhance its existing solutions and facilitate the development of additional solutions. DoubleClick believes that its proprietary DART technology and the experience and knowledge gained through the delivery of billions of Internet ads provide it with a significant competitive advantage over other Internet advertising solutions providers. DoubleClick intends to leverage its technology and media expertise to continue to develop new solutions and technological capabilities that meet the needs of advertisers and Web publishers. In addition, DoubleClick intends to add new features and functionality to its DART technology, including its recently introduced Closed Loop Marketing Solutions suite of products, to meet the evolving needs of the Internet advertising market.

ENHANCE AND EXPAND THE DOUBLECLICK NETWORK

    By enhancing and expanding the DoubleClick Network, DoubleClick believes that the DoubleClick Network will become a leading choice for Web advertisers and Web publishers worldwide. DoubleClick intends to expand the DoubleClick Network by continuously adding additional Web publishers and new categories of interest. Any such additions will be required to meet the strict inclusion and maintenance criteria in order to ensure that they will continue to provide the desired audiences for advertisers. DoubleClick also plans to continue to enhance the DoubleClick Network by introducing solutions such as DoubleClick Local and DoubleClick Direct. DoubleClick Local was introduced in July 1998 and DoubleClick is seeking to build market awareness of its local and regional ad targeting capabilities.

EXPAND DART SERVICE

    DoubleClick provides ad management services to Web publishers that have internal ad sales forces yet desire to utilize DART's ad targeting, tracking, reporting and inventory management capabilities. DoubleClick's Closed Loop Marketing Solutions suite of products was introduced in the fourth quarter of 1998 to meet the needs of advertisers and ad agencies which desire the ability to control targeting, delivery, measurement and analysis of their online marketing campaigns on a real-time basis. DoubleClick intends to continue to focus on identifying appropriate Web publishers, advertisers and ad agencies that may be interested in utilizing its DART Service for Web publishers and its Closed Loop Marketing Solutions suite of products.

EXPAND SALES AND MARKETING

    DoubleClick believes that a strong sales and marketing organization is essential to effectively sell and market Internet advertising solutions. DoubleClick intends to continue to expand its sales and marketing efforts. DoubleClick believes that brand awareness of DoubleClick and its solutions is critical to its success given the emerging nature of the Internet advertising market. As a result, DoubleClick is targeting its efforts to advertisers and advertising agencies in order to establish and expand the recognition of its corporate identity and service offerings through its Web site, advertisements within trade publications, direct mail, promotional activities, trade show participation and other media events. From January 1, 1998 to September 30, 1998, DoubleClick's sales and marketing organization increased from 124 people to 236 people.

EXTEND GLOBAL PRESENCE

    To provide U.S. and foreign advertisers with the ability to deliver their ads in global markets and to provide Web publishers in international markets with the ability to outsource their ad sales, ad server operations and ad space inventory management, DoubleClick has developed and continues to develop DoubleClick Networks and is providing its other solutions in a number of countries. DoubleClick has established and is expanding DoubleClick Networks in Australia, Canada, France, Germany and the United Kingdom, and through its business partners, in Japan, Iberoamerica (Spain, Portugal and Latin America), Italy and Scandinavia. To support this initiative, DoubleClick has opened sales offices offering all of the Company's solutions in Australia, Canada, France, Germany and the United Kingdom, and intends to establish sales offices in additional countries in the future.

                              TECHNOLOGY OVERVIEW

    DoubleClick's proprietary DART (Dynamic Advertising Reporting and Targeting) technology serves as the enabling platform for all of DoubleClick's solutions. This centralized ad management technology, resident on DoubleClick's server, is linked to a Web publisher's and/or advertiser's server and completes the dynamic ad matching, targeting and delivering functions within milliseconds. In addition, continuous enhancements to DART can be made without the need for a Web publisher to upgrade or purchase new equipment or software upgrades. The following diagram illustrates the architecture of the DART Service for Web publishers:

                                     [LOGO]

    In the first nine months of 1998, DoubleClick's DART technology delivered approximately 20 billion ads worldwide. DART's dynamic matching, targeting and delivery functions enable Web advertisers to target their advertising based on a variety of factors, including user interests, time of day, day of week, organization name and size, domain type (i.e., commercial, government, education, network), operating system, server type and version, and keywords. In addition, DoubleClick offers the ability to match geographic location of the user's server and organization revenue, if known, through third-party databases. DART also manages the frequency and distribution of ad placements to limit repetitive ad exposures that can reduce ad effectiveness. Further, in order to deliver the advertisements on the pages that are likely to result in the best response, DART improves its predictive capabilities by continuously collecting information regarding the user and the user's viewing activities and ad responses.

    DART is a powerful ad performance tracking and reporting tool. Detailed daily online performance reports allow advertisers and Web publishers to actively monitor and react to the success of particular ads and marketing campaigns and Web site traffic patterns, respectively. Such reports can be further tailored to evaluate ad success based on the dynamic ad matching, targeting and delivering factors set forth above. DART delivers advertising content developed using most leading Web tools and technologies, including Java, JavaScript, RealAudio, RealVideo, Enliven and VRML. In addition, DART is compatible with leading host servers, regardless of the Web publisher's hardware or software. DART is designed to be highly reliable and operates 24 hours a day, seven days a week with minimal downtime. Enhancements of the DART technology have allowed for the development of additional features providing: (i) advertisers with the ability to test the effectiveness of the creative content of an advertisement before launching an ad campaign by comparing click-through rates on alternative advertisements; (ii) advertisers with the opportunity to track a user to the advertiser's own Web site to determine what actions a user takes following a click-through; and (iii) Web publishers with the ability to accurately manage and record advertising activity and track related revenue over a network of affiliated Web sites.

                          PRINCIPAL LINES OF BUSINESS

DOUBLECLICK NETWORK

    Utilizing DoubleClick's proprietary DART technology, the DoubleClick Network provides effective Internet advertising solutions to both advertisers and Web publishers. The DoubleClick Network consists of highly-trafficked Web sites grouped together by DoubleClick in defined categories of interest. In September 1998, approximately 1.6 billion ads were delivered on the DoubleClick Network. DoubleClick pays each Web publisher whose Web sites are on the DoubleClick Network a service fee calculated as a percentage of the amount it charges advertisers for delivering advertisements on the DoubleClick Network. In addition, DoubleClick is responsible for billing and collecting for ads delivered on the DoubleClick Network and typically assumes the risk of non-payment from advertisers. Since December 1996, DoubleClick has derived substantially all of its revenues from advertisements delivered on the DoubleClick Network.

    Web publishers seeking to add their Web sites to the DoubleClick Network must meet defined inclusion and maintenance criteria based upon, among other things, the demographics of the particular Web site's users, the Web site's content quality and brand name recognition, the level of existing and projected traffic on the Web site, and the opportunity to provide sponsorship opportunities. By preserving the integrity of the DoubleClick Network through the maintenance of such defined criteria, DoubleClick enhances an advertiser's ability to have its advertisements seen by the appropriate audience. In addition, the DoubleClick Network provides greater efficiencies to advertisers by allowing them to reach several different target audiences all through one ad purchase and ad campaign.

    DoubleClick intends to continuously target Web publishers of high quality directories, search engines and premium Web sites for addition to the existing categories of interest in the DoubleClick Network and to expand into additional categories of interest based on advertisers' targeting needs. The following table identifies the DoubleClick Network's categories of interest and a representative sample of their respective Web sites as of November 17, 1998:

PREMIUM SITES
 AltaVista Search
 Billboard Online
 Fast Company
 Macromedia
 The Dilbert Zone
 U.S. News Online
SEARCH, DIRECTORIES & ISPS
 AltaVista Search
 Copernic
 GTE Internet
 GTE SuperPages
 Internet Address Finder
 MindSpring
 Northern Light Research Engine
 Open Text's Business Search
 Supernews
NEWS, INFORMATION & CULTURE
 A&E
 A&E's Mysteries.com
 Atlantic Unbound
 Biography
 New York Daily News
 PBS Online
 The History Channel
 U.S. News Online
 USA TODAY Selected
  Marketplace

COLLEGE
 Animalhouse.com
 JOBTRAK
 U.S. News Edu Online

BUSINESS & FINANCE
 BigCharts
 ClearStation
 Companies Online
 EDGAR ONLINE
 Fast Company
 Individual Investor Online
 Money Talks
 Multex Investor Network
 StockMaster
 USA TODAY/Lipper
 Worth Online
TRAVEL
 easySABRE
 TheTrip.com
 Travelocity
 Travelon
 TravelWeb
AUTOMOTIVE
 Autobytel.com
 Automobile Magazine
 Kelley Blue Book
 Popular Mechanics: PM Zone
ENTERTAINMENT
 Billboard Online
 Sega Online
 The WebStakes Network
 United Media's ComicZone
 Vibe Online

SPORTS
 Major League Baseball
 One on One Sports
 USA TODAY Sportscores
 Whitbread Round-the-World Race
WOMEN & FAMILY
 Essence Online
 Fashion Net
 Home & Garden Television
 Modern Bride.com
 Parent Partners.com
 Snoopy.com
 The CyberMom
 The Food Network
 Top Secret Recipes
HEALTH
 Intelihealth
 Ivanhoe Broadcast News
 WEB MD
TECHNOLOGY
 Cosmo Software (VRML)
 Diamond Multimedia Systems
 Egghead
 FilePile
 Macromedia
 MFC Programmers' Source Book
 My Desktop Network
 Network Associates
 PC Win Resource Center
 ShockRave
 Softseek
 The Dilbert Zone
 WITI (Women in Technology
    International)

    Over 2,700 advertisers from a variety of industries utilized the DoubleClick Network during the first nine months of 1998, including many of the leading Internet advertisers. In certain instances, advertisers promote a number of products at one time. In turn, there may be a number of advertising campaigns being run simultaneously for each product, each with a number of advertisements. Further, many advertisers use advertising agencies to strategically place their advertisements. As a result, DoubleClick maintains relationships with, and focuses its sales and marketing efforts on, both advertisers and advertising agencies. Set forth below is a representative list of advertisers that have delivered advertisements on the DoubleClick Network:

Amazon.com         Hewlett Packard
AT&T               IBM
Bell South         Intel
CDNow              Microsoft
Charles Schwab     MonsterBoard
Datek Online       Quick & Reilly
Discover           3Com
 Brokerage         Volvo
General Motors     Ziff Davis
GTE                Interactive

    To take advantage of the global reach of the Internet, DoubleClick has established and is continuing to establish DoubleClick Networks in Europe, Asia and other international markets. DoubleClick currently has operations in Australia, Canada, France, Germany and the United Kingdom, and through its business partners, in Japan, Iberoamerica, Italy and Scandinavia. DoubleClick's international operations allow advertisers to target users in specific countries and worldwide and enables overseas advertisers to focus their advertising in their own domestic market, the United States market or globally. Further, by locating ad servers in foreign locations, DoubleClick is seeking to facilitate the rapid delivery of Internet advertising in international markets.

    DOUBLECLICK LOCAL. Introduced in July 1998, DoubleClick Local combines the targeting abilities of DART with the Web sites on the DoubleClick Network. DoubleClick Local is designed to allow advertisers to target their advertisements to users in a particular city, state or region with one purchase. To date, DoubleClick has not received significant revenues from DoubleClick Local.

    DOUBLECLICK DIRECT. Launched on a limited basis in the fourth quarter of 1997, DoubleClick Direct provides direct marketers with the opportunity to conduct targeted advertising on a cost-per-action basis, paying only when users click on an ad placed on a Web site, fill out a lead form, download software, or buy a product. Web publishers, including those in the DoubleClick Network, may designate a selected portion of their previously unsold inventory on a monthly basis for such direct marketers. DoubleClick's DART technology analyzes which ads receive the best response on which Web sites and then selects the appropriate ad and places it on the Web sites and pages within the Web sites where the ad is expected to yield the best results. Further, DoubleClick Direct tracks and audits transactions in real time, while at the same time using the information to automatically enhance and update DoubleClick Direct. DoubleClick expects direct marketers to utilize DoubleClick Direct pursuant to short-term contracts. DoubleClick Direct has been marketed to selected direct marketers on a limited basis. To date, DoubleClick has not received significant revenues from sales of DoubleClick Direct.

DART SERVICE

    DART SERVICE FOR WEB PUBLISHERS. Since January 1997, the DART Service has been provided as a comprehensive turnkey advertising solution to those Web publishers with internal sales forces that desire to take advantage of DoubleClick's DART technology to facilitate and support their Internet ad placements. By utilizing the DART Service, a Web publisher is provided with all of the dynamic ad matching, targeting and delivering features of the DART technology, including the predictive modeling benefits enabled by DoubleClick's continuous collection of information regarding users of the Web sites in the DoubleClick Network and the Web sites of other DART-enabled Web publishers. The DART Service acts as the Web publisher's ad server and can be easily linked to the Web publisher's server. The DART Service is generally offered to Web publishers pursuant to annual service contracts terminable by either party on 30 days prior written notice. As of September 30, 1998, there were 174 Web publishers using the DART Service, including Bloomberg, NBC, iName, THE WALL STREET JOURNAL INTERACTIVE EDITION, Intuit, MonsterBoard, and IDGNet. To date, DoubleClick has not received significant revenues from the DART Service for Web publishers.

    CLOSED LOOP MARKETING SOLUTIONS. Introduced in the fourth quarter of 1998, the Closed Loop Marketing Solutions suite of products is designed to provide Internet advertisers and ad agencies with the ability to control targeting, delivery, measurement and analysis of their online marketing campaigns on a real-time basis. This suite of products enables advertisers and ad agencies to control the delivery of their ad campaigns, including the ability to change creative, targeting criteria, frequency and other marketplace variables in real-time. To date, DoubleClick has not received significant revenues from the Closed Loop Marketing Solutions suite of products.

                              SALES AND MARKETING

UNITED STATES

    DoubleClick sells its solutions in the United States through a sales and marketing organization which consisted of an aggregate of 187 employees as of September 30, 1998. These employees are located at DoubleClick's headquarters in New York, and in DoubleClick's offices in Atlanta, Boston, Chicago, Detroit, Dallas, Los Angeles and Silicon Valley. The sales organization is divided into dedicated groups focused on sales of advertisements to be delivered on the DoubleClick Network and sales of the DART Service. In addition, the ad sales group employs an internal telesales force to solicit leads obtained from, and to respond to inbound inquiries stimulated by, DoubleClick's marketing efforts.

    DoubleClick has created business development subgroups for each of the DoubleClick Network's categories of interest to recruit Web publishers with high quality Web sites for inclusion in the DoubleClick Network. Business development salespeople are assigned to a particular category of interest in order to develop an in-depth understanding of the evolving needs of a particular category of interest and the Web publishers with Web sites within such category of interest. This expertise allows DoubleClick to more effectively manage existing categories of interest and take advantage of opportunities to expand into additional categories of interest.

    To support its direct sales efforts and to actively promote the DoubleClick brand, DoubleClick conducts comprehensive marketing programs, including public relations, print advertisements, online advertisements over the DoubleClick Network and on the Web sites of Web publishers unaffiliated with the DoubleClick Network, Web advertising seminars, trade shows and ongoing customer communications programs.

INTERNATIONAL

    DoubleClick has expanded its operations into Australia, Canada, France, Germany and the United Kingdom through the creation of a direct sales organization in each such location. In addition, DoubleClick has entered into business relationships in Japan, Iberoamerica, Italy and Scandinavia to take advantage of the local marketplace knowledge of its business partners. As it continues to expand internationally, DoubleClick intends to expand its direct sales and marketing capabilities to create direct sales organizations in certain international markets and, in other markets, to enter into business relationships with companies having knowledge of the particular marketplace.

                                  COMPETITION

    DoubleClick's markets, namely Internet advertising and related products and services, are intensely competitive. DoubleClick expects such competition to continue to increase because its markets pose no substantial barriers to entry. Competition may also increase as a result of industry consolidation. DoubleClick believes that its ability to compete depends on many factors both within and beyond its control, including the following:

    - the timing and market acceptance of new solutions and enhancements to existing solutions developed by either DoubleClick or its competitors;

    - customer service and support efforts;

    - sales and marketing efforts; and

    - the ease of use, performance, price and reliability of solutions developed either by DoubleClick or its competitors.

    DoubleClick competes for Internet advertising revenues with large Web publishers and Web search engine companies, such as America Online, Excite, Lycos, Microsoft, Infoseek and Yahoo! Further, the DoubleClick Network competes with a variety of Internet advertising networks, including 24/7 Media. In marketing the DoubleClick Network and DART Service to Web publishers, DoubleClick also competes with providers of ad servers and related services, including NetGravity and AdForce. DoubleClick also encounters competition from a number of other sources, including content aggregation companies, companies engaged in advertising sales networks, advertising agencies, and other companies which facilitate Internet advertising.

    Many of DoubleClick's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than DoubleClick does. This may allow them to respond more quickly than DoubleClick can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than DoubleClick can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. It is possible that DoubleClick's competitors will develop products or services that are equal or superior to DoubleClick's solutions or that achieve greater market acceptance than DoubleClick's solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of DoubleClick's prospective advertising and Web publisher customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. It is possible that DoubleClick will not be able to compete successfully or that competitive pressures will not materially and adversely affect its results of operations or financial condition.

    Companies doing business on the Internet, including DoubleClick, must also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

                             PROPRIETARY RIGHTS AND
                              RISK OF INFRINGEMENT

    DoubleClick's success and ability to compete are substantially dependent on its internally developed technologies and trademarks, which it protects through a combination of patent, copyright, trade secret and trademark law. DoubleClick has filed three patent applications in the United States and one patent application internationally. In addition, DoubleClick applies to register its trademarks in the United States and internationally (DoubleClick owns the registration for the DOUBLECLICK trademark in the United States). There can be no assurance that any of DoubleClick's patent applications or trademark registrations will be approved. Even if they are approved, such patents or trademarks may be successfully challenged by others or invalidated. If DoubleClick's trademark registrations are not approved because third parties own such trademarks, its use of the trademarks will be restricted unless it enters into arrangements with such third parties which may be unavailable on commercially reasonable terms.

    DoubleClick generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally control access to and distribution of DoubleClick's technologies, documentation and other proprietary information. Despite its efforts to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use DoubleClick's solutions or technologies. DoubleClick cannot be certain that the steps it has taken will prevent misappropriation of its solutions or technologies, particularly in foreign countries where the laws or law enforcement may not protect its proprietary rights as fully as in the United States.

    DoubleClick's DART technology collects and utilizes data derived from user activity on the DoubleClick Network and the Web sites of Web publishers using its solutions. This data is used for ad targeting and predicting ad performance. Although DoubleClick believes that it has the right to use such data and the compilation of such data in its database, there can be no assurance that any trade secret, copyright or other protection will be available for such information. In addition, others may claim rights to such information. Further, pursuant to its contracts with Web publishers using its solutions, DoubleClick is obligated to keep certain information regarding each Web publisher confidential.

    DoubleClick has licensed, and it may license in the future, elements of its trademarks, trade dress and similar proprietary rights to third parties. While DoubleClick attempts to ensure that the quality of its brand is maintained by such business partners, such partners may take actions that could materially and adversely affect the value of DoubleClick's proprietary rights or its reputation. In addition, DoubleClick currently licenses certain aspects of its predictive modeling technologies from a third party. DoubleClick's failure to maintain this license, or to find a replacement for such technology in a timely and cost-effective manner, could have a material adverse effect on its business, results of operations and financial condition.

    DoubleClick cannot be certain that any of its proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries is uncertain and still evolving. Furthermore, third parties may assert infringement claims against DoubleClick. From time to time it has been, and it expects to continue to be, subject to claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by it or the Web publishers with Web sites in the DoubleClick Network. Although there has not been any litigation relating to such claims, such claims and any resultant litigation, should it occur, could subject DoubleClick to significant liability for damages and could result in the invalidation of its proprietary rights. In addition, even if DoubleClick wins the litigation, such litigation could be time-consuming and expensive to defend, and could result in the diversion of DoubleClicks's time and attention, any of which could materially and adversely affect its business, results of operations and financial condition. Any claims or litigation may also result in limitations on our ability to use such trademarks and other intellectual property unless we enter into arrangements with such third parties which may be unavailable on commercially reasonable terms.

                                   EMPLOYEES

    As of September 30, 1998, DoubleClick employed 373 persons, including 236 in sales, marketing and customer support (49 of whom serve the international marketplace), 60 in engineering and product development, and 77 in accounting, human resources, business operations and administration. DoubleClick is not subject to any collective bargaining agreements and believes that its relationship with its employees is good.

                                   FACILITIES

    DoubleClick's principal executive offices are currently located in two separate facilities in New York, New York. Consisting of an aggregate of approximately 60,000 square feet, these facilities are currently leased to DoubleClick under leases which expire at various times through 2002. DoubleClick also leases space for its sales and marketing efforts in California, Georgia, Illinois, Massachusetts, Michigan and Texas, as well as in Australia, Canada, France, Germany, Ireland and the United Kingdom. DoubleClick is continually evaluating its facilities requirements. DoubleClick believes that suitable additional space will be available in the future on commercially reasonable terms.

                               LEGAL PROCEEDINGS

    DoubleClick is not a party to any material legal proceedings.

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS
                            AND OTHER KEY EMPLOYEES

    The executive officers and directors and other key employees of DoubleClick, and their ages and positions are as follows:

NAME                                                        AGE                             POSITION
------------------------------------------------------      ---      ------------------------------------------------------
Kevin J. O'Connor.....................................          37   Chief Executive Officer and Chairman of the Board of
                                                                     Directors
Kevin P. Ryan.........................................          35   President and Chief Operating Officer
Dwight A. Merriman....................................          30   Chief Technical Officer and Director
Jeffrey E. Epstein....................................          42   Chief Financial Officer
Wenda Harris Millard..................................          44   Executive Vice President, Marketing and Sales
Barry M. Salzman......................................          35   Vice President, International
Jonathan D. Shapiro...................................          35   Vice President of Business Development
John Sabella..........................................          36   Vice President of Engineering
Robert N. Linsky......................................          40   Vice President of MIS/Operations
David N. Strohm(1)....................................          50   Director
Mark E. Nunnelly(1)...................................          39   Director
W. Grant Gregory(1)...................................          57   Director
Donald Peppers........................................          47   Director
Thomas S. Murphy......................................          73   Director

------------------------

(1) Member of the Audit Committee and the Compensation Committee.

    Set forth below is certain information regarding the business experience during the past five years for each of the above-named persons.

    KEVIN J. O'CONNOR has served as DoubleClick's Chief Executive Officer and Chairman of the Board of Directors since January 1996. From December 1995 until January 1996, Mr. O'Connor served as Chief Executive Officer of Internet Advertising Network ("IAN"), an Internet advertising company which he founded. From September 1994 to December 1995, Mr. O'Connor served as Director of Research for Digital Communications Associates, a data communications company (now Attachmate Corporation), and from April 1992 to September 1994, as its Chief Technical Officer and Vice President, Research. From its inception in May 1983 until its sale in April 1992, Mr. O'Connor served as Vice President, Research of Intercomputer Communications Corp., a software development company. Mr. O'Connor serves as a director of ISS Security, Inc., an Internet security development company. Mr. O'Connor received his B.S. in Electrical Engineering from the University of Michigan.

    KEVIN P. RYAN has served as DoubleClick's Chief Operating Officer since April 1998 and as President since July 1997. From June 1996 to April 1998, Mr. Ryan served as DoubleClick's Chief Financial Officer. From January 1994 to June 1996, Mr. Ryan served as Senior Vice President, Business and Finance for United Media, a licensing and syndication company. From April 1991 to December 1993, Mr. Ryan served as Senior Manager, Finance for EuroDisney, and from August 1985 to September 1989, Mr. Ryan was an investment banker for Prudential Investment Corporation in both the United States and the United Kingdom. Mr. Ryan received his B.A. in Economics from Yale University and his M.B.A. from Insead.

    DWIGHT A. MERRIMAN has served as DoubleClick's Chief Technical Officer since February 1996, and served as its Vice President, Engineering from January 1996 until February 1996. Mr. Merriman has served as a Director of DoubleClick since its inception. From December 1990 until August 1995, Mr. Merriman was a software engineer for Attachmate Corporation. Mr. Merriman received his B.S. in Systems Analysis from Miami (Ohio) University.

    JEFFREY E. EPSTEIN has served as DoubleClick's Chief Financial Officer since March 1998. From May 1997 to February 1998, Mr. Epstein served as Chief Financial Officer of Trans National Group Inc., a consumer services company. From January 1995 to March 1997, Mr. Epstein served as Senior Vice President of CUC International Inc., a membership based consumer services company. From February 1988 to December 1994, Mr. Epstein served as Chief Financial Officer of King World Productions, Inc., a television production company. Mr. Epstein received his B.A. in Economics and Political Science from Yale University and his M.B.A. from Stanford University.

    WENDA HARRIS MILLARD has served as DoubleClick's Executive Vice President, Marketing and Sales since October 1997, and served as DoubleClick's Executive Vice President, Marketing and Programming from July 1996 to October 1997. From August 1994 to July 1996, Ms. Harris Millard served as President and Group Publisher of SRDS, a marketing and media information company. From July 1993 to July 1994, Ms. Harris Millard served as Senior Vice President and Publisher of Family Circle Magazine. From June 1992 to July 1993, Ms. Harris Millard served as Senior Vice President and Group Publisher of Adweek Magazines, and from 1987 to June 1992, Ms. Harris Millard served as Publisher for Adweek Magazine. Ms. Harris Millard received her B.A. in English from Trinity College and her M.B.A. from Harvard University.

    BARRY M. SALZMAN has served as DoubleClick's Vice President, International since February 1997. From August 1994 to January 1997, Mr. Salzman served as President of BMS Associates, Inc., a consulting firm. From June 1993 to July 1994, Mr. Salzman served as an associate for AEA Investors, Inc., a principal investment firm. From June 1989 to June 1993, Mr. Salzman served as an Engagement Manager for McKinsey & Company, a management consulting firm ("McKinsey & Co."). Mr. Salzman received his B.S. in Business from the University of Cape Town and his M.B.A. from Harvard University.

    JONATHAN D. SHAPIRO has served as DoubleClick's Vice President of Business Development since February 1998. From April 1997 to February 1998, Mr. Shapiro served as an interactive multimedia specialist for McKinsey & Co. From January 1995 to April 1997, Mr. Shapiro served as Vice President, Corporate Development of United Media, a newspaper syndicate and independent licensing company. From October 1992 to January 1995, Mr. Shapiro served as an associate for McKinsey & Co. Mr. Shapiro received his B.S. in Economics from the Wharton School and his M.B.A. from Stanford University.

    JOHN SABELLA has served as DoubleClick's Vice President of Engineering since April 1998. From May 1997 to April 1998, Mr. Sabella served as Vice President, Technology for Lehman Brothers, Inc., a financial services company. From October 1995 to May 1997, Mr. Sabella served as Executive Vice President of Interactive Entertainment Technologies, Inc., an interactive media company. From May 1993 to October 1995, Mr. Sabella served as a Partner for Open Architecture System Integration Services, Inc., a financial services consulting company. Mr. Sabella received his B.S. in Computer Science from Columbia University.

    ROBERT N. LINSKY has served as DoubleClick's Vice President of MIS/Operations since February 1998. From February 1995 to January 1998, Mr. Linsky served as Vice President, Internet Business Development/ Internet Services for the American Express Corporation, a financial and travel related services company. From December 1989 to February 1995, Mr. Linsky served as Vice President, Distribution and Payments Systems Strategies and a Division Executive for Chase Manhattan Bank, N.A., a financial services company. Mr. Linsky received his B.S. in Biomedical Engineering, his M.S. in Computer Engineering and his M.B.A., all from Boston University.

    DAVID N. STROHM has served as a Director of DoubleClick since June 1997. Since 1980, Mr. Strohm has been an employee of Greylock Management Corporation, a venture capital group ("Greylock"), and he is a general partner of several venture capital funds affiliated with Greylock. Mr. Strohm currently serves as a director of Banyan Systems, Inc., a software and computer peripherals company, Legato Systems, Inc., a data storage management software company, and ISS Group, Inc., an Internet security software company. Mr. Strohm received his B.A. from Dartmouth and his M.B.A. from Harvard University. Mr. Strohm was originally named to the Board of Directors pursuant to an agreement which terminated upon the closing of DoubleClick's initial public offering.

    MARK E. NUNNELLY has served as a Director of DoubleClick since June 1997. Since 1990, Mr. Nunnelly has served as a Managing Director of Bain Capital, a venture capital group. Mr. Nunnelly currently serves as a Director of Stream International Inc., a computer software and technical support company, E-data Systems, a digital commerce company, SR Research, a credit risk assessment technology company, The Learning Company, an educational software company, and Dade International, a health care company. Mr. Nunnelly received his B.A. from Centre College and his M.B.A. from Harvard University. Mr. Nunnelly was originally named to the Board of Directors pursuant to an agreement which terminated upon the closing of DoubleClick's initial public offering.

    W. GRANT GREGORY has served as a Director of DoubleClick since its inception in January 1996. Since 1988, Mr. Gregory has served as Chairman of Gregory & Hoenemeyer, Inc., a merchant banking firm. In 1987, Mr. Gregory served as Chairman of the Board of Touche Ross & Company, an accounting firm (now Deloitte & Touche). Mr. Gregory currently serves as a director of AMBAC Financial Group, a financial services company, HCIA Inc., a health care information company, True North Communications, an advertising holding company, and Inacom Corporation, a technology management services company. Mr. Gregory received his bachelor's degree in Business Administration from the University of Nebraska.

    DONALD PEPPERS has served as a Director of DoubleClick since January 1998. Since January 1992, Mr. Peppers has served as Chief Executive Officer of Marketing 1 to 1/Peppers and Rogers Group, a marketing consulting firm. Mr. Peppers received his B.S. in Astronautical Engineering from the United States Air Force Academy.

    THOMAS S. MURPHY has served as a Director of DoubleClick since March 1998. From 1966 until 1990, Mr. Murphy served as Chief Executive Officer and Chairman of the Board of Capital Cities ABC, Inc., a major media company. From 1990 until 1994, Mr. Murphy relinquished the title of Chief Executive Officer but resumed this title again from 1994 until 1996. Since February 1996, Mr. Murphy has been retired. Mr. Murphy currently serves on the Board of Directors of The Walt Disney Company, a motion picture and television production, amusement park, land management and consumer products company.

                              CLASSES OF DIRECTORS

    In accordance with the terms of DoubleClick's Certificate of Incorporation, the Board of Directors has been divided into three classes, denominated Class I, Class II and Class III, with members of each class holding office for staggered three-year terms. At each annual meeting of DoubleClick's stockholders commencing in 1998, the successors to the directors whose terms expire at such meeting are elected to serve from the time of their election following their election and qualification until the third annual meeting of stockholders following their election or until a successor has been duly elected and qualified. Messrs. Kevin
J. O'Connor, Mark E. Nunnelly and Thomas S. Murphy are Class I Directors whose terms expire at the 1998 annual meeting of stockholders (in all cases subject to the election and qualification of their successors or to their earlier death, resignation or removal). Messrs. David N. Strohm and Dwight A. Merriman are Class II Directors whose terms expire at the 1999 annual meeting of stockholders (in all cases subject to the election and qualification of their successors or to their earlier death, resignation or removal). Messrs. Donald Peppers and W. Grant Gregory are Class III Directors whose terms expire at the 2000 annual meeting of stockholders (in all cases subject to the election and qualification of their successors or to their earlier death, resignation or removal).

                               EXECUTIVE OFFICERS

    DoubleClick's executive officers are elected by the Board of Directors on an annual basis and serve until the next annual meeting of the Board of Directors or until their successors have been duly elected and qualified.

                                BOARD COMMITTEES

    The Audit Committee of the Board of Directors was established in July 1997 and reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of DoubleClick's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of DoubleClick's independent auditors and DoubleClick's accounting practices.

    The Compensation Committee of the Board of Directors was established in February 1996 to administer DoubleClick's stock option plans and to administer certain of its other benefit plans. The Compensation Committee also provides recommendations to the Chief Executive Officer and the Board of Directors concerning the salaries and incentive compensation of DoubleClick's executive officers and its other employees and consultants.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    DoubleClick's Compensation Committee consists of Messrs. Strohm, Nunnelly and Gregory, none of whom has been an officer or employee of DoubleClick at any time since DoubleClick's inception. No executive officer of DoubleClick serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of DoubleClick's Board of Directors or Compensation Committee. During 1996 and prior to the expansion of the delegated duties of the Compensation Committee to include advising the Chief Executive Officer and the Board of Directors on matters concerning the salaries and incentive compensation of DoubleClick's executive officers, the Board of Directors as a whole made decisions relating to compensation of DoubleClick's executive officers. Mr. O'Connor, DoubleClick's Chief Executive Officer, and Mr. Merriman, DoubleClick's Chief Technical Officer, participated in all such discussions and decisions concerning the compensation of DoubleClick's executive officers, except that Messrs. O'Connor and Merriman were excluded from discussions regarding their own compensation.

                           COMPENSATION OF DIRECTORS

    DoubleClick does not currently compensate its directors for attending Board of Directors or committee meetings, but reimburses directors for their reasonable travel expenses incurred in connection with attending meetings of the Board of Directors or committees of the Board of Directors. Under DoubleClick's 1997 Plan, each individual who was serving as a non-employee member of the Board of Directors on February 19, 1998 (the date that the underwriting agreement relating to DoubleClick's initial public offering was executed) automatically received an option grant on that date for 5,000 shares of Common Stock. Each individual who was or is first elected or appointed as a non-employee member of the Board of Directors at any time after February 19, 1998 or will be automatically granted, on the date of such initial election or appointment, a non-statutory stock option to purchase 25,000 shares of Common Stock, provided such individual has not previously been in the employ of DoubleClick or any parent or subsidiary of DoubleClick. In addition, on the date of each annual stockholders' meeting beginning in 1999, each non-employee member of the Board of Directors will automatically be granted an option to purchase 5,000 shares of Common Stock provided such individual has served on the Board of Directors for at least six months. See " -- 1997 Stock Incentive Plan".

                             EXECUTIVE COMPENSATION

    The following Summary Compensation Table sets forth the compensation received by DoubleClick's Chief Executive Officer and by the other four executive officers of DoubleClick whose salary exceeded $100,000 in 1997 (the "Named Executive Officers") for services rendered in all capacities to DoubleClick during 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                 ANNUAL              AWARDS
                                                             COMPENSATION(2)   ------------------
                                                            -----------------  SHARES UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION(1)                                   SALARY             OPTIONS         COMPENSATION
----------------------------------------------------------  -----------------  ------------------  --------------
Kevin J. O'Connor
  Chief Executive Officer.................................     $   126,250             --            $   30,000(3)
Kevin P. Ryan
  President and Chief Operating Officer...................         152,500            220,000            --
Wenda Harris Millard
  Executive Vice President, Marketing
  and Sales...............................................         180,000             --                --
Barry M. Salzman
  Vice President, International...........................         105,136            100,000            --
John L. Heider
  Vice President of Engineering...........................         101,280             39,000            --

------------------------

(1) David Henderson served as the Company's Vice President, North American Sales until September 1997 and is no longer employed by the Company. During 1997, Mr. Henderson earned $139,920 in salary.

(2) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), other compensation in the form of perquisites and other personal benefits has been omitted for each of the Named Executive Officers because the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of such Named Executive Officers in 1997.

(3) Consists solely of reimbursement of certain relocation expenses.

                           OPTION GRANTS IN LAST YEAR

    The following table sets forth certain information regarding options granted to the Named Executive Officers during 1997. DoubleClick has not granted any stock appreciation rights.

               OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1997

                                                   INDIVIDUAL GRANTS                             POTENTIAL REALIZABLE
                          -------------------------------------------------------------------           VALUE
                           NUMBER OF     % OF TOTAL                                            AT ASSUMED ANNUAL RATES
                          SECURITIES       OPTIONS                                              OF STOCK APPRECIATION
                          UNDERLYING     GRANTED TO                                               FOR OPTION TERM(3)
                            OPTIONS       EMPLOYEES      EXERCISE      MARKET     EXPIRATION   ------------------------
NAME                      GRANTED(1)     IN 1997(2)        PRICE        PRICE        DATE          0%           5%
------------------------  -----------  ---------------  -----------  -----------  -----------  ----------  ------------
Kevin J. O'Connor.......          --             --             --           --           --           --            --
Kevin P. Ryan...........     220,000           21.2%     $    1.16    $    4.00      7/31/07   $  624,800  $  1,178,227
Wenda Harris Millard....          --             --             --           --           --           --            --
Barry M. Salzman........      47,500            4.6           0.28         0.50      2/28/07       10,450        25,413
                              52,500            5.1           3.00         6.16      9/10/07      165,900       369,285
John L. Heider..........      10,000            1.0           0.28         0.50      2/28/07        2,200         5,350
                              29,000            2.8           3.00         6.16      9/10/07       91,640       204,183


NAME                          10%
------------------------  ------------
Kevin J. O'Connor.......            --
Kevin P. Ryan...........  $  2,024,000
Wenda Harris Millard....            --
Barry M. Salzman........        48,213
                               680,106
John L. Heider..........        10,150
                               375,678

------------------------
(1) Each option represents the right to purchase one share of Common Stock. The options shown in this column are all incentive stock options granted pursuant to DoubleClick's stock plans. The options shown in this table become exercisable in four equal annual installments commencing one year after the date of grant. To the extent not already exercisable, certain of these options may become exercisable in the event of a merger in which DoubleClick is not the surviving corporation or upon the sale of substantially all of DoubleClick's assets. See "--1997 Stock Incentive Plan".

(2) During 1997, DoubleClick granted employees options to purchase an aggregate of 1,038,725 shares of Common Stock.

(3) Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 0%, 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Commission and do not represent DoubleClick's estimate or projection of DoubleClick's future Common Stock prices. These amounts represent certain assumed rates of appreciation in the value of the Common Stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

                      OPTION EXERCISES AND YEAR-END VALUES

    The following table sets forth certain information concerning options to purchase Common Stock exercised by the Named Executive Officers during 1997 and the number and value of unexercised options held by each of the Named Executive Officers at December 31, 1997.

        AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1997
                           AND YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                               SHARES                           OPTIONS AT              IN-THE-MONEY OPTIONS AT
                              ACQUIRED                      DECEMBER 31, 1997            DECEMBER 31, 1997(1)
                                 ON          VALUE     ----------------------------  -----------------------------
NAME                          EXERCISE     REALIZED    EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
---------------------------  -----------  -----------  ------------  --------------  -------------  --------------
Kevin J. O'Connor..........          --            --      184,648        131,892    $   3,113,166   $  2,223,673
Kevin P. Ryan..............      20,000   $   100,396           --        280,000               --      4,496,388
Wenda Harris Millard.......      30,000       150,594           --         90,000               --      1,517,382
Barry M. Salzman...........          --            --           --        100,000               --      1,529,200
John L. Heider.............       9,000        52,853           --         66,000               --      1,028,760

------------------------
(1) There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated on the basis of the initial public offering price of $17.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

                           1997 STOCK INCENTIVE PLAN
    DoubleClick's 1997 Plan is the successor equity incentive program to DoubleClick's 1996 Stock Option Plan (the "Predecessor Plan"). The 1997 Plan was adopted by the Board on November 7, 1997 and was subsequently approved by the stockholders. The discretionary option grant and stock issuance programs under the 1997 Plan became effective immediately upon the Board of Directors' adoption of the 1997 Plan (the "Plan Effective Date"). The automatic option grant program became effective on February 19, 1998.

    A total of 3,000,000 shares of Common Stock have been authorized for issuance under the 1997 Plan. Such share reserve consists of (i) the number of shares available for issuance under the Predecessor Plan on the Plan Effective Date, including the shares subject to outstanding options, and (ii) an additional 1,150,000 shares of Common Stock. In addition, the number of shares of Common Stock reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, by an amount equal to three percent (3%) of the total number of shares of Common Stock outstanding on the last trading day of the immediately preceding calendar year. To the extent any unvested shares of Common Stock issued under the 1997 Plan are subsequently repurchased by DoubleClick, at the exercise price or direct issue paid per share, in connection with the holder's termination of service, those repurchased shares will be added to the reserve of Common Stock available for issuance under the 1997 Plan. In no event, however, may any one participant in the 1997 Plan receive option grants or direct stock issuances for more than 375,000 shares of Common Stock in the aggregate per calendar year.

    On the Plan Effective Date, outstanding options under the Predecessor Plan were incorporated into the 1997 Plan, and no further option grants will be made under the Predecessor Plan. The incorporated options will continue to be governed by their existing terms, unless the 1997 Plan's administrator (the "Plan Administrator") elects to extend one or more features of the 1997 Plan to those options. Except as otherwise noted below, the incorporated options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of the 1997 Plan.

    On March 19, 1998, DoubleClick filed a registration statement with the Commission pursuant to which it registered the 3,000,000 shares of Common Stock issued or issuable upon the exercise of options granted under the 1997 Plan. Such registration statement became immediately effective upon filing. The possible sale of a significant number of such shares by the holders thereof may have an adverse effect on the price of the Common Stock.

    The 1997 Plan is divided into three separate components: (i) a discretionary option grant program under which eligible individuals in DoubleClick's employ or service (including officers, non-employee members of the Board of Directors and consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of the fair market value of the Common Stock on the grant date, (ii) a stock issuance program under which such individuals may, at the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price not less than 100% of the fair market value at the time of issuance or as a bonus tied to the performance of services or the attainment of financial milestones, and (iii) an automatic option grant program under which option grants have been and will automatically be made at periodic intervals to eligible non-employee members of the Board of Directors to purchase shares of Common Stock at an exercise price equal to 100% of the fair market value of the Common Stock on the grant date.

    The discretionary option grant program and the stock issuance program are being administered by the Compensation Committee. The Compensation Committee as Plan Administrator has complete discretion to determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The automatic option grant program is self-executing in accordance with the terms of that program, and neither the Compensation Committee nor the Board of Directors will exercise any administrative discretion with respect to option grants under that program.

    The exercise price for shares of Common Stock subject to option grants made under the 1997 Plan may be paid in cash or in shares of Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise or purchase price and any associated withholding taxes incurred in connection with such exercise or purchase.

    The Plan Administrator has the authority to effect the cancellation of outstanding options under the discretionary option grant program (including options incorporated from the Predecessor Plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

    In the event that DoubleClick is acquired by merger or sale of substantially all of its assets or securities possessing more than 50% of the total combined voting power of DoubleClick's outstanding securities, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation or is otherwise to continue in effect pursuant to the express terms of the transaction will automatically accelerate in full, and all unvested shares under the discretionary option grant program and stock issuance program will immediately vest, except to the extent DoubleClick's repurchase rights with respect to those shares are assigned to the successor corporation or are otherwise to continue in effect. The Plan Administrator has complete discretion to grant one or more options under the discretionary option grant program which will become exercisable on an accelerated basis for all or part of the option shares upon
(i) an acquisition of DoubleClick, whether or not those options are assumed or continued in effect, or (ii) the termination of the holder's service within a designated period following an acquisition in which those options are assumed or continued in effect. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions. The options incorporated from the Predecessor Plan will terminate upon an acquisition of DoubleClick by merger or asset sale, unless those options are assumed by the successor entity. However, the Plan Administrator will have the discretion to extend the acceleration provisions of the 1997 Plan to those options.

    Under the automatic option grant program, each individual who was serving as a non-employee member of the Board of Directors on February 19, 1998 (the date the underwriting agreement for DoubleClick's initial public offering was executed) automatically received an option grant on that date for 5,000 shares of Common Stock. Each individual who has become or first becomes a non-employee member of the Board of Directors at any time thereafter has received or will receive a 25,000-share option grant on the date such individual joins the Board of Directors, provided such individual has not previously been in the employ of DoubleClick or any parent or subsidiary of DoubleClick. In addition, on the date of each annual stockholders' meeting, beginning with the annual meeting to be held in 1999, each non-employee member of the Board of Directors who is to continue to serve as non-employee member of the Board of Directors will automatically be granted an option to purchase 5,000 shares of Common Stock, provided such individual has served on the Board of Directors for at least six months.

    Each automatic grant for the non-employee members of the Board of Directors has a term of 10 years, subject to earlier termination following the holder's cessation of Board of Directors service. Any unvested shares purchased under the option will be subject to repurchase by DoubleClick, at the exercise price paid per share, should the holder cease Board of Directors service prior to vesting in those shares. Each automatic option will be immediately exercisable for all of the option shares. The shares subject to each 25,000-share automatic option grant will vest over a four-year period in successive equal annual installments upon the holder's completion of each year of Board of Directors service measured from the option grant date. Each 5,000-share automatic option grant will vest upon the holder's completion of one-year of Board of Directors service measured from the grant date. However, the shares subject to each automatic grant will immediately vest in full upon certain changes in control or ownership of DoubleClick or upon the holder's death or disability while a member of the Board of Directors.

    The Board of Directors may amend or modify the 1997 Plan at any time, subject to any required stockholder approval. The 1997 Plan will terminate on the earliest of (i) November 6, 2007, (ii) the date on which all shares available for issuance under the 1997 Plan have been issued as fully-vested shares, or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of DoubleClick.

                              CERTAIN TRANSACTIONS

    At the time of DoubleClick's formation in January 1996, DoubleClick issued
(i) 539,000 shares of its common stock, par value $.01 per share (the "Original Common Stock"), to Poppe Tyson, Inc., a subsidiary of Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("BJK&E") in exchange for $500,000, and (ii) 366,912 shares of Original Common Stock to Kevin J. O'Connor and Dwight A. Merriman (the "IAN Stockholders") in exchange for $75,000 in cash and fixed assets having an approximate value of $25,000 distributed to them by IAN. Poppe Tyson subsequently distributed its shares to BJK&E.

    On August 28, 1996, DoubleClick amended its Certificate of Incorporation to provide for four classes of common stock consisting of Original Common Stock, class A common stock (the "Class A Stock"), class B non-voting common stock (the "Class B Stock") and class C common stock (the "Class C Stock"). At such time, all outstanding shares of Original Common Stock were converted into an equal number of shares of Class A Stock.

    On June 4, 1997, DoubleClick consummated the transactions contemplated by that certain Agreement and Plan of Merger (the "Merger Agreement") with DoubleClick Acquisition Corp. ("Newco"), BJK&E, all holders of DoubleClick's capital stock, and Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Associates, BCIP Trust Associates, L.P., Brookside Capital Partners Fund, L.P., Greylock Equity Limited Partnership, Greylock IX Limited Partnership and ABS Capital Partners II, L.P. (collectively, the "Initial Investors"). Canaan S.B.I.C., L.P., Canaan Equity, L.P., Canaan Capital Limited Partnership, Canaan Offshore Limited Partnership, Venrock Associates and Venrock Associates II, L.P. (collectively, the "Additional Investors") subsequently joined as parties to the Merger Agreement. Immediately prior to the Merger, the Initial Investors and the Additional Investors held all of the 36,667 shares of Newco common stock, par value $.001 per share (the "Newco Common Stock"), and Newco had assets of $36,667,000 in cash. In the Merger, each share of Newco Common Stock was converted into one share of DoubleClick's convertible preferred stock. All of the shares of convertible preferred stock converted into shares of Common Stock upon the closing of DoubleClick's initial public offering in February 1998.

    Immediately prior to the closing of the Merger, DoubleClick delivered to BJK&E $1,385,832 and a convertible promissory note in the principal amount of $5,000,000 in partial satisfaction of all working capital advances made by BJK&E to DoubleClick. On December 30, 1997, BJK&E converted the convertible promissory note into 779,302 shares of Common Stock.

    To induce the Initial Investors to enter into the Merger Agreement, concurrently with the closing of the Merger, DoubleClick undertook a recapitalization whereby each share of Class A Stock was converted into one share of DoubleClick's Common Stock, each share of Class B Stock was converted into 0.28 shares of DoubleClick's Common Stock plus cash in lieu of fractional shares equal to $4.64 per share, and each share of Class C Stock was converted into 0.28 shares of DoubleClick's Common Stock plus cash in lieu of fractional shares equal to $4.64 per share.

    On June 10, 1997, WPG Enterprise Fund III, L.P., Weiss, Peck & Greer Venture Associates IV, L.P. and Weiss, Peck & Greer Venture Associates IV Cayman, L.P. purchased from DoubleClick an aggregate of 3,333 shares of DoubleClick's convertible preferred stock in consideration for $3,333,000.

    On February 19, 1998, DoubleClick granted non-qualified stock options to purchase an aggregate of 115,000 shares of Common Stock to Mr. Jeffrey E. Epstein, DoubleClick's Chief Financial Officer, with an exercise price of $14.00 per share.

    For additional information regarding the grant of stock options to executive officers and directors, see "Management -- Compensation of Directors", "-- Executive Compensation", "-- 1997 Stock Incentive Plan" and "Principal Stockholders".

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of October 31, 1998, and as adjusted to reflect the sale of the shares offered hereby: (i) by each person (or group of affiliated persons) who is known by DoubleClick to beneficially own five percent or more of the Common Stock, (ii) by each director and Named Executive Officer of DoubleClick, and (iii) by all directors and executive officers of the Company as a group.

                                                      SHARES OF COMMON STOCK          SHARES OF COMMON STOCK
                                                     BENEFICIALLY OWNED BEFORE     BENEFICIALLY OWNED AFTER THE
                                                          THE OFFERING(1)                  OFFERING(1)
                                                   -----------------------------  ------------------------------
NAME OF BENEFICIAL OWNER                               NUMBER       PERCENTAGE      NUMBER       PERCENTAGE(2)
-------------------------------------------------  --------------  -------------  -----------  -----------------
Kevin J. O'Connor(3).............................       2,707,506         15.9%     2,707,506           13.9%
Bain Funds(4)....................................       2,182,060         13.0      2,182,060           11.4
Dwight A. Merriman(5)............................       1,278,900          7.6      1,278,900            6.6
David N. Strohm(6)...............................       1,256,884          7.5      1,256,884            6.5
ABS Capital Partners II, L.P.(7).................       1,111,883          6.6      1,111,883            5.8
W. Grant Gregory(8)..............................         644,778          3.8        644,778            3.3
Mark E. Nunnelly(9)..............................         564,552          3.3        564,552            2.9
Kevin P. Ryan(10)................................          75,000        *             75,000          *
Wenda Harris Millard(11).........................          62,500        *             62,500          *
Barry M. Salzman(12).............................          25,000        *             25,000          *
John L. Heider(13)...............................          20,500        *             20,000          *
Donald Peppers(14)...............................           4,500        *              4,500          *
Thomas S. Murphy(15).............................              --        *                 --          *
All directors and executive officers as a group
  (14 persons)(16)...............................       6,618,686         38.6      6,618,686           33.7

------------------------

  * Less than one percent.

 (1) Gives effect to the shares of Common Stock issuable within 60 days of October 31, 1998 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Shares of Common Stock beneficially owned before and after the offering are calculated based on 16,669,287 shares of Common Stock outstanding as of October 31, 1998 and 19,169,287 shares of Common Stock outstanding after the offering.

 (2) Assumes that the underwriters' over-allotment option is not exercised.

 (3) Includes (i) 263,783 shares of Common Stock issuable upon the exercise of stock options, (ii) 3,920 shares of Common Stock held by Nancy O'Connor, Mr. O'Connor's wife, and (iii) 71,249 shares of Common Stock held by the KN Trust, of which Nancy O'Connor is a trustee. Does not include 52,757 shares of Common Stock issuable upon exercise of stock options that do not vest within 60 days of October 31, 1998.

 (4) Consists of (i) 368,766 shares of Common Stock held by Bain Capital Fund V, LP, whose sole general partner is Bain Capital Partners V, L.P., whose sole general partner is Bain Capital Investors V, Inc., a Delaware corporation wholly owned by W. Mitt Romney, (ii) 960,256 shares of Common Stock held by Bain Capital Fund V-B, LP, whose sole general partner is Bain Capital Partners V, L.P., whose sole general partner is Bain Capital Investors V, Inc., a Delaware corporation wholly owned by W. Mitt Romney, (iii) 268,548 shares of Common Stock held by

    BCIP Associates, a Delaware general partnership of which W. Mitt Romney is a general partner and a member of the management committee (iv) 286,004 shares of Common Stock held by BCIP Trust Associates, LP, a Delaware limited partnership of which W. Mitt Romney is a general partner and a member of the management committee, (v) 225,998 shares of Common Stock held by Brookside Capital Partners, LP, whose sole general partner is Brookside Capital Investors, L.P., whose sole general partner is Brookside Capital Investors Inc., a Delaware corporation wholly owned by W. Mitt Romney, and (vi) 72,488 shares of Common Stock held by various persons and entities associated with Thomas H. Lee Company, over which such 72,488 shares Bain Capital, Inc. has voting power. The address of these entities is Two Copley Place, 7th Floor, Boston, Massachusetts 02116.

 (5) Includes 118,416 shares of Common Stock issuable upon the exercise of stock options. Does not include 23,683 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

 (6) Includes (i) 10,000 shares of Common Stock held by a revocable trust, of which Mr. Strohm is the trustee; (ii) 623,442 shares of Common Stock held by Greylock Equity Limited Partnership, whose general partner is Greylock Equity GP Limited Partnership ("Greylock Equity GP"), of which Mr. Strohm is a general partner, and (iii) 623,442 shares of Common Stock held by Greylock IX Limited Partnership, whose general partner is Greylock IX GP Limited Partnership ("Greylock IX GP"), of which Mr. Strohm is a general partner. Mr. Strohm, together with the other general partners of Greylock Equity GP and Greylock IX GP, shares voting and investment power with respect to the shares owned by Greylock Equity GP and Greylock IX GP, respectively. Mr. Strohm disclaims beneficial ownership of the shares held by Greylock Equity Limited Partnership and Greylock IX Limited Partnership, except to the extent of his pecuniary interest therein. The address of Greylock Equity Limited Partnership and Greylock IX Limited Partnership is One Federal Street, Boston, Massachusetts 02110. Does not include 5,000 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

 (7) The address of ABS Capital Partners II, L.P. is 1 South Street, Baltimore, Maryland 21202. An affiliate of BT Alex. Brown Incorporated, one of the representatives of the Underwriters in the offering, is a limited partner of ABS Capital Partners II, L.P. In addition, another affiliate of BT Alex. Brown Incorporated is a non-managing member of ABS Partners II, LLC, the general partner of ABS Capital Partners II, L.P.

 (8) Includes 493,796 shares of Common Stock beneficially owned by DC Investment Corp, LLC, a Delaware limited liability company, of which Mr. Gregory is the Manager. Mr. Gregory is a director of True North, of which BJK&E is a subsidiary, and disclaims beneficial ownership of the 150,802 shares of Common Stock beneficially owned by BJK&E. See "Certain Transactions". Does not include 5,000 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

 (9) Consists of 268,548 shares of Common Stock held by BCIP Associates, a Delaware general partnership of which Mr. Nunnelly is a general partner, and 286,004 shares of Common Stock held by BCIP Trust Associates, LP, a Delaware limited partnership of which Mr. Nunnelly is a general partner. Mr. Nunnelly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Does not include 5,000 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

(10) Includes (i) 10,000 shares of Common Stock held by Pascaline
    Servan-Schreiber, Mr. Ryan's wife, and (ii) 55,000 shares of Common Stock issuable upon the exercise of stock options. Does not include 205,000 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

(11) Includes 30,000 shares of Common Stock issuable upon the exercise of stock options. Does not include 30,000 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

(12) Includes 13,125 shares of Common Stock issuable upon the exercise of stock options. Does not include 75,000 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

(13) Includes 7,250 shares of Common Stock issuable upon the exercise of stock options. Does not include 47,250 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

(14) Does not include 25,000 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

(15) Does not include 25,000 shares of Common Stock issuable upon the exercise of stock options that do not vest within 60 days of October 31, 1998.

(16) Includes 380,999 shares of Common Stock issuable upon the exercise of stock options that vest within 60 days of October 31, 1998. See notes 3 through 15.

                           DESCRIPTION OF SECURITIES

    The following description of DoubleClick's securities and certain provisions DoubleClick's Certificate of Incorporation (the "Certificate"), and the Bylaws are summaries thereof and are qualified by reference to the Certificate and the Bylaws, copies of which have been filed with the Commission as exhibits to DoubleClick's Registration Statement, of which this prospectus forms a part.

    DoubleClick's authorized capital stock consists of 60,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.001 per share.

                                  COMMON STOCK

    As of October 31, 1998, there were 16,669,287 shares of Common Stock outstanding and held of record by 514 stockholders. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 2,500,000 shares of Common Stock offered hereby, there will be 19,169,287 shares of Common Stock outstanding upon the closing of the Offerings.

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of DoubleClick, the holders of Common Stock are entitled to receive ratably the net assets of DoubleClick available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered in the offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which DoubleClick may designate and issue in the future. Upon the closing of the offering, there will be no shares of Preferred Stock outstanding.

                          UNDESIGNATED PREFERRED STOCK

    The Board of Directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. DoubleClick has no present plans to issue any shares of Preferred Stock. See " -- Anti-Takeover Effects of Certain Provisions of Delaware Law and the Company's Certificate of Incorporation and Bylaws".

                                    OPTIONS

    As of September 30, 1998, options to purchase a total of 2,281,054 shares ("Option Shares") of Common Stock were outstanding. The total number of shares of Common Stock that may be subject to the granting of options under the 1997 Plan shall be equal to: (i) 3,000,000 shares, plus (ii) the number of shares with respect to options previously granted under the 1997 Plan that terminate without being exercised, expire, are forfeited or canceled, (iii) an amount equal to, on the first trading day of each year, three percent (3%) of the total number of shares of Common Stock outstanding on the last trading day of the immediately preceding calendar year, and

(iv) the number of shares of Common Stock that are surrendered in payment of any options or any tax withholding requirements. See "Management -- 1997 Stock Incentive Plan" and "Shares Eligible for Future Sale".

    On March 19, 1998, DoubleClick filed a registration statement with the Commission pursuant to which it registered the 3,000,000 shares of Common Stock issued or issuable upon the exercise of options granted under the 1997 Plan. Such registration statement became immediately effective upon filing. DoubleClick has outstanding a large number of stock options to purchase DoubleClick's Common Stock with exercise prices significantly below the current market price of the Common Stock. The possible sale of a significant number of such shares by the holders thereof may have an adverse effect on the price of the Common Stock.

                              REGISTRATION RIGHTS

    Pursuant to the terms of the stockholders agreement entered into by and between DoubleClick and certain stockholders in connection with DoubleClick's private placement in June 1997 (the "Stockholders Agreement"), the holders of 6,234,434 shares of Common Stock are entitled to certain demand registration rights with respect to the registration of such shares under the Securities Act. The holders of 50% or more of such shares are entitled to demand that DoubleClick register their shares under the Securities Act, subject to certain limitations. DoubleClick is not required to effect more than two such registrations pursuant to such demand registration rights and not more than one in any 12 month period. In addition, pursuant to the terms of the Stockholders Agreement, the holders of approximately 12,176,710 shares of Common Stock are entitled to certain piggyback registration rights with respect to the registration of such shares of Common Stock under the Securities Act, subject to certain limitations. Further, at any time after DoubleClick becomes eligible to file a registration statement on Form S-3 certain holders may require DoubleClick to file registration statements under the Securities Act on Form S-3 with respect to their shares of Common Stock. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of Common Stock held by security holders with registration rights to be included in such registration. DoubleClick is generally required to bear all of the expenses of all such registrations, except underwriting discounts and commissions. Registration of any of the shares of Common Stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

 ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S
                    CERTIFICATE OF INCORPORATION AND BYLAWS

    DoubleClick is subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent (15%) or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to DoubleClick and, accordingly, may discourage attempts to acquire DoubleClick.

    In addition, certain provisions of the Certificate and Bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    CLASSIFIED BOARD OF DIRECTORS. DoubleClick's Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. These provisions, when coupled with the provision of the Certificate authorizing the Board of Directors to fill vacant directorships or increase the size of the Board of Directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. The Certificate provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. The Certificate further provides that special meetings of stockholders of DoubleClick may be called only by the Chairman of the Board of Directors or a majority of the Board of Directors.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at DoubleClick's principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary of the date of DoubleClick's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after such anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days before nor later than the later of (i) 60 days prior to the annual meeting of stockholders or (ii) the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs. The Bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of DoubleClick by means of a proxy contest, tender offer, merger or otherwise.

    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

                          LIMITATION OF LIABILITY AND
                            INDEMNIFICATION MATTERS

    The Certificate provides that, except to the extent prohibited by the DGCL, DoubleClick's directors shall not be personally liable to DoubleClick or its stockholders for monetary damages for any breach of fiduciary duty as directors of DoubleClick. Under the DGCL, the directors have a fiduciary duty to DoubleClick which is not eliminated by this provision of the

Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to DoubleClick, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involves intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. DoubleClick has obtained liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that DoubleClick shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of DoubleClick, or is or was serving at DoubleClick's request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. DoubleClick is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                          TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the closing of the offering, DoubleClick will have an aggregate of 19,126,919 shares of Common Stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase Common Stock.

    Of these shares, the 4,025,000 shares sold in our initial public offering in February 1998, the 2,500,000 shares being offered hereby and 2,576,690 shares that either were released from the initial public offering lock-up agreements in August 1998 or have been sold in accordance with Rule 144 are freely tradeable.

    Of the remaining outstanding shares of DoubleClick's Common Stock, (i) approximately 3,584,629 shares are subject to 90-day lock-up agreements, approximately 3,505,354 of which are also "restricted securities" as that term is defined under Rule 144, and (ii) approximately 6,297,337 shares are "restricted securities" as that term is defined under Rule 144. The 3,584,629 shares that are subject to 90-day lock-up agreements will be eligible for immediate sale in the public market without restriction on their expiration except that the 3,505,354 shares which are also held by "affiliates" of DoubleClick may only be sold in compliance with the volume and other limitations of Rule 144.

    In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 191,269 shares immediately after the offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of DoubleClick at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of DoubleClick, such affiliates' holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

    On March 19, 1998, DoubleClick filed a registration statement with the Commission pursuant to which it registered the 3,000,000 shares of Common Stock issued or issuable upon the exercise of options granted under the 1997 Plan. Such registration statement became immediately effective upon filing. As of September 30, 1998, there were outstanding options to purchase 2,281,054 shares of Common Stock which will be eligible for sale in the public market from time to time subject to vesting and, in the case of certain options, the expiration of lock-up agreements. These stock options generally have exercise prices significantly below the current market price of the Common Stock. The possible sale of a significant number of such shares by the holders thereof may have an adverse affect on the price of the Common Stock.

    The market price of our Common Stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our Common Stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

    DoubleClick has agreed not to sell or otherwise dispose of any shares of Common Stock during the 90-day period following the date of the prospectus, except DoubleClick may issue, and grant options to purchase, shares of Common Stock under the 1997 Plan. In addition, DoubleClick may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 90-day period referenced in the preceding sentence. See "Risk Factors-- Shares Eligible for Future Sale" and "Description of Securities -- Registration Rights".

                             ADDITIONAL INFORMATION

    DoubleClick has filed with the Commission a Registration Statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act with respect to the shares to be sold in the offering. This prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to DoubleClick and the shares to be sold in the offering, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. In addition, DoubleClick files annual, quarterly and current reports, proxy statements and other information with the Commission.

    You may read and copy all or any portion of the Registration Statement or any reports, statements or other information DoubleClick files at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. DoubleClick's Commission filings, including the Registration Statement, are also available to you on the Commission Internet site (http://www.sec.gov). In addition, reports, proxy statements and other information concerning DoubleClick may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for DoubleClick by Brobeck, Phleger & Harrison LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts. A member of Brobeck Phleger & Harrison LLP owns 1,000 shares of DoubleClick's Common Stock.

                                    EXPERTS

    The consolidated financial statements of DoubleClick as of December 31, 1996 and 1997, and for the period from January 23, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, DoubleClick's independent accountants, given on the authority of such firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

    On July 24, 1997, the Company dismissed KPMG Peat Marwick LLP and engaged PricewaterhouseCoopers LLP (formerly Price Waterhouse LLP) as its independent accountants to audit its financial statements as of, and for the period ended, December 31, 1996. The decision to change independent accountants from KPMG Peat Marwick LLP to PricewaterhouseCoopers LLP was approved by the Company's Board of Directors.

    The Company believes, and has been advised by KPMG Peat Marwick LLP that it concurs in such belief, that, for the period from January 23, 1996 (inception) through December 31, 1996 and for the period from January 1, 1997 through July 24, 1997, the Company and KPMG Peat Marwick LLP did not have any disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG Peat Marwick LLP would have caused it to make reference in connection with its report on the Company's financial statements to the subject matter of the disagreement.

    The report of KPMG Peat Marwick LLP on the Company's financial statements for the period from January 23, 1996 (inception) through December 31, 1996 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During that year there were no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Act.

                                DOUBLECLICK INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                          -----

Report of PricewaterhouseCoopers LLP, Independent Accountants........................         F-2

Consolidated Balance Sheet as of December 31, 1996 and 1997, and September 30, 1998
  (unaudited)........................................................................         F-3

Consolidated Statement of Operations for the period from January 23, 1996 (inception)
  to December 31, 1996, the year ended December 31, 1997, and for the nine months
  ended September 30, 1997 and 1998 (unaudited)......................................         F-4

Consolidated Statement of Changes in Stockholders' (Deficit) Equity for the period from January 23, 1996 (inception) to December 31, 1996, the year ended December 31,
  1997, and for the nine months ended September 30, 1998 (unaudited).................         F-5

Consolidated Statement of Cash Flows for the period from January 23, 1996 (inception)
  to December 31, 1996, the year ended December 31, 1997, and for the nine months
  ended September 30, 1997 and 1998 (unaudited)......................................         F-6

Notes to Consolidated Financial Statements...........................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of DoubleClick Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of DoubleClick Inc. and its subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for the period from January 23, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
NEW YORK, NEW YORK
FEBRUARY 10, 1998, EXCEPT AS TO THE COMPUTATION OF BASIC AND DILUTED NET LOSS PER SHARE DESCRIBED IN NOTE 1, WHICH IS AS OF FEBRUARY 25, 1998.

                                DOUBLECLICK INC.

                           CONSOLIDATED BALANCE SHEET

                                                                   DECEMBER 31,    DECEMBER 31,
                                                                       1996            1997
                                                                  --------------  --------------  SEPTEMBER 30,
                                                                                                       1998
                                                                                                  --------------
                                                                                                   (UNAUDITED)

                                                     ASSETS
CURRENT ASSETS:
Cash and cash equivalents.......................................   $         --    $  2,671,845    $ 38,587,883
Short-term investments..........................................             --       5,874,229      11,325,133
Accounts receivable, less allowances of $150,000 at December 31,
  1996 and $1,292,143 at December 31, 1997 and $2,511,709 at
  September 30, 1998............................................      4,078,837       9,909,188      20,932,059
Prepaid expenses and other current assets.......................             --         355,841         635,177
                                                                  --------------  --------------  --------------
    Total current assets........................................      4,078,837      18,811,103      71,480,252
Property and equipment, net.....................................        445,794       1,997,326       7,578,772
Investments, at cost............................................             --         254,926         632,651
Other assets....................................................            900          98,574         510,682
                                                                  --------------  --------------  --------------
    Total assets................................................   $  4,525,531    $ 21,161,929    $ 80,202,357
                                                                  --------------  --------------  --------------
                                 LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable................................................   $  1,948,714    $  8,142,429    $ 13,110,387
Accrued expenses................................................      1,097,418       2,828,474       6,256,678
Deferred revenues...............................................        733,433          91,061       1,145,050
Deferred license and service fees...............................             --         237,500         420,833
Due to related party............................................      3,337,736              --              --
                                                                  --------------  --------------  --------------
    Total current liabilities...................................      7,117,301      11,299,464      20,932,948

Deferred license and service fees...............................             --         462,500         238,542
Capital lease obligations.......................................             --              --         256,813
STOCKHOLDERS' (DEFICIT) EQUITY:
Convertible preferred stock, par value $.001; 40,000 shares
  authorized; issued and outstanding; 40,000 at December 31,
  1997; none at September 30, 1998..............................             --              40              --
Common stock, par value $.001; 40,000,000 shares authorized at
  December 31, 1996 and 1997; 60,000,000 at September 30, 1998;
  issued and outstanding 9,059,120 shares at December 31, 1996;
  6,118,972 at December 31, 1997; 16,626,919 at September 30,
  1998..........................................................          9,059           6,119          16,627
Additional paid-in capital......................................        590,941      46,996,328     109,615,615
Deferred compensation...........................................             --      (1,056,773)       (554,301)
Accumulated deficit.............................................     (3,191,770)    (36,544,478)    (50,359,931)
Other comprehensive income......................................             --          (1,271)         56,044
                                                                  --------------  --------------  --------------
    Total stockholders' (deficit) equity........................     (2,591,770)      9,399,965      58,774,054
                                                                  --------------  --------------  --------------
                                                                                                  --------------
Commitments (Note 8)
    Total liabilities and stockholders' (deficit) equity........   $  4,525,531    $ 21,161,929    $ 80,202,357
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

  The accompanying notes are an integral part of these consolidated financial statements.

                                DOUBLECLICK INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                     PERIOD FROM
                                   JANUARY 23, 1996         YEAR
                                 (INCEPTION) THROUGH       ENDED                   NINE MONTHS ENDED
                                     DECEMBER 31,       DECEMBER 31,   ------------------------------------------
                                         1996               1997        SEPTEMBER 30, 1997    SEPTEMBER 30, 1998
                                 --------------------  --------------  --------------------  --------------------
                                                                                      (UNAUDITED)
Revenues.......................      $  6,514,087       $ 30,597,031      $   19,657,224         $ 51,073,631
Cost of revenues...............         3,780,133         20,627,724          13,047,902           34,538,696
                                 --------------------  --------------  --------------------  --------------------
  Gross profit.................         2,733,954          9,969,307           6,609,322           16,534,935
                                 --------------------  --------------  --------------------  --------------------
Operating expenses
  Sales and marketing..........         3,079,305         10,710,418           6,606,236           20,116,962
  General and administrative...         2,144,312          6,325,666           3,607,248            7,824,934
  Product development..........           618,251          1,398,313           1,014,792            4,356,883
                                 --------------------  --------------  --------------------  --------------------
    Total operating expenses...         5,841,868         18,434,397          11,228,276           32,298,779
                                 --------------------  --------------  --------------------  --------------------

Loss from operations...........        (3,107,914)        (8,465,090)         (4,618,954)         (15,763,844)

Interest income................             7,234            449,618             130,149            1,996,851
Interest expense...............           (91,090)          (340,789)           (123,638)             (48,460)
                                 --------------------  --------------  --------------------  --------------------
Net loss.......................      $ (3,191,770)      $ (8,356,261)     $   (4,612,443)        $(13,815,453)
                                 --------------------  --------------  --------------------  --------------------
                                 --------------------  --------------  --------------------  --------------------
Basic and diluted net loss per
  share........................      $      (0.28)      $      (0.73)     $        (0.40)        $      (0.88)
                                 --------------------  --------------  --------------------  --------------------
                                 --------------------  --------------  --------------------  --------------------
Weighted average shares used in
  basic and diluted net loss
  per share calculation........        11,397,417         11,449,296          11,430,500           15,750,739
                                 --------------------  --------------  --------------------  --------------------
                                 --------------------  --------------  --------------------  --------------------

  The accompanying notes are an integral part of these consolidated financial statements.

                                DOUBLECLICK INC.
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

                                                                                                           CLASS C COMMON
                                                      CLASS A COMMON            CLASS B COMMON
                                                 ------------------------  -------------------------  ------------------------
                                                   SHARES       AMOUNT        SHARES       AMOUNT       SHARES       AMOUNT
                                                 -----------  -----------  ------------  -----------  -----------  -----------
Capitalization at inception....................    9,059,120   $   9,059
Net loss.......................................
  Comprehensive income (loss)..................
Exchange of Class A shares for Class B and
  Class C shares...............................   (5,118,230)     (5,118)     5,118,228   $   5,117            2    $       1
                                                 -----------  -----------  ------------  -----------       -----        -----
Balance at December 31, 1996...................    3,940,890       3,941      5,118,228       5,117            2            1

Net loss.......................................
Cumulative foreign currency translation........
  Comprehensive income (loss)..................
Deferred compensation..........................
Amortization of deferred compensation..........
Class A shares issued
  upon excercise of stock options..............       28,750          29
Issuance of Convertible Preferred Stock, net of
  issuance costs of
  $168,006.....................................
Exchange of Class A shares for Class B shares..     (271,770)       (272)       271,770         272
Exchange of Class A, B
  and C shares for
  Common shares................................   (3,697,870)     (3,698)    (1,493,861)     (1,494)          (1)
Class B and C shares redeemed..................                              (3,896,137)     (3,895)          (1)          (1)
Common shares issued for stock options.........
Issuance of Common Stock upon conversion of
  convertible note payable to related party....
                                                 -----------  -----------  ------------  -----------       -----        -----
Balance at December 31, 1997...................           --          --             --          --           --           --

Net Loss.......................................
Cumulative foreign currency translation........
Unrealized gain on marketable securities.......
  Comprehensive income (loss)(1)...............
Amortization of deferred compensation..........
Conversion of Preferred Stock..................
Initial Public Offering........................
Common Shares issued for stock options.........
                                                 -----------  -----------  ------------  -----------       -----        -----
Balance at September 30, 1998 (unaudited)......           --   $      --             --   $      --           --    $      --
                                                 -----------  -----------  ------------  -----------       -----        -----
                                                 -----------  -----------  ------------  -----------       -----        -----


                                                                                 CONVERTIBLE
                                                       COMMON STOCK            PREFERRED STOCK
                                                 ------------------------  ------------------------     ADDITIONAL
                                                   SHARES       AMOUNT      SHARES       AMOUNT      PAID-IN CAPITAL
                                                 -----------  -----------  ---------  -------------  ----------------
Capitalization at inception....................                                                       $      590,941
Net loss.......................................

  Comprehensive income (loss)..................
Exchange of Class A shares for Class B and
  Class C shares...............................
                                                 -----------  -----------  ---------          ---    ----------------
Balance at December 31, 1996...................           --   $      --          --    $      --            590,941
Net loss.......................................
Cumulative foreign currency translation........

  Comprehensive income (loss)..................
Deferred compensation..........................                                                            1,547,072
Amortization of deferred compensation..........
Class A shares issued
  upon excercise of stock options..............                                                                3,637
Issuance of Convertible Preferred Stock, net of
  issuance costs of
  $168,006.....................................                               40,000           40         39,831,954
Exchange of Class A shares for Class B shares..
Exchange of Class A, B
  and C shares for
  Common shares................................    5,191,732       5,192
Class B and C shares redeemed..................
Common shares issued for stock options.........      147,938         148                                      23,503
Issuance of Common Stock upon conversion of
  convertible note payable to related party....      779,302         779                                   4,999,221
                                                 -----------  -----------  ---------          ---    ----------------
Balance at December 31, 1997...................    6,118,972       6,119      40,000           40         46,996,328
Net Loss.......................................
Cumulative foreign currency translation........
Unrealized gain on marketable securities.......

  Comprehensive income (loss)(1)...............
Amortization of deferred compensation..........
Conversion of Preferred Stock..................    6,234,434       6,234     (40,000)         (40)            (6,194)
Initial Public Offering........................    4,025,000       4,025                                  62,556,196
Common Shares issued for stock options.........      248,513         249                                      69,285
                                                 -----------  -----------  ---------          ---    ----------------
Balance at September 30, 1998 (unaudited)......   16,626,919   $  16,627          --    $      --     $  109,615,615
                                                 -----------  -----------  ---------          ---    ----------------
                                                 -----------  -----------  ---------          ---    ----------------


                                                                                        OTHER
                                                    DEFERRED       ACCUMULATED      COMPREHENSIVE
                                                  COMPENSATION       DEFICIT           INCOME             TOTAL

                                                 ---------------  --------------  -----------------  ----------------

Capitalization at inception....................                                                       $      600,000

Net loss.......................................                    $ (3,191,770)                          (3,191,770)

                                                                  --------------                     ----------------

  Comprehensive income (loss)..................                      (3,191,770)                          (3,191,770)

Exchange of Class A shares for Class B and
  Class C shares...............................
                                                 ---------------  --------------  -----------------  ----------------

Balance at December 31, 1996...................   $          --      (3,191,770)     $        --          (2,591,770)

Net loss.......................................                      (8,356,261)                          (8,356,261)

Cumulative foreign currency translation........                                           (1,271)             (1,271)

                                                                  --------------  -----------------  ----------------

  Comprehensive income (loss)..................                      (8,356,261)          (1,271)         (8,357,532)

Deferred compensation..........................      (1,547,072)                                                  --

Amortization of deferred compensation..........         490,299                                              490,299

Class A shares issued
  upon excercise of stock options..............                                                                3,666

Issuance of Convertible Preferred Stock, net of
  issuance costs of
  $168,006.....................................                                                           39,831,994

Exchange of Class A shares for Class B shares..
Exchange of Class A, B
  and C shares for
  Common shares................................                                                                   --

Class B and C shares redeemed..................                     (24,996,447)                         (25,000,343)

Common shares issued for stock options.........                                                               23,651

Issuance of Common Stock upon conversion of
  convertible note payable to related party....                                                            5,000,000

                                                 ---------------  --------------  -----------------  ----------------

Balance at December 31, 1997...................      (1,056,773)    (36,544,478)          (1,271)          9,399,965

Net Loss.......................................                     (13,815,453)                         (13,815,453)

Cumulative foreign currency translation........                                           58,920              58,920

Unrealized gain on marketable securities.......                                           (1,605)             (1,605)

                                                                  --------------  -----------------  ----------------

  Comprehensive income (loss)(1)...............                     (13,815,453)          57,315         (13,758,138)

Amortization of deferred compensation..........         502,472                                              502,472

Conversion of Preferred Stock..................                                                                   --

Initial Public Offering........................                                                           62,560,221

Common Shares issued for stock options.........                                                               69,534

                                                 ---------------  --------------  -----------------  ----------------

Balance at September 30, 1998 (unaudited)......   $    (554,301)   $(50,359,931)     $    56,044      $   58,774,054

                                                 ---------------  --------------  -----------------  ----------------

                                                 ---------------  --------------  -----------------  ----------------


(1) For the three month period ended September 30, 1998 and 1997, comprehensive income (loss) was $(4,612,721) and $(2,140,270), respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                                DOUBLECLICK INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                PERIOD FROM
                                              JANUARY 23, 1996         YEAR             NINE MONTHS ENDED
                                            (INCEPTION) THROUGH       ENDED       ------------------------------
                                                DECEMBER 31,       DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                                    1996               1997            1997            1998
                                            --------------------  --------------  --------------  --------------
                                                                                           (UNAUDITED)
Cash Flows from Operating Activities
  Net loss................................      $ (3,191,770)      $ (8,356,261)   $ (4,612,443)   $(13,815,453)
  Adjustments to reconcile net loss to
    cash used in operating activities:
      Depreciation and amortization.......            45,932            388,815         236,320       1,334,173
      Amortization of deferred
        compensation expense..............                --            490,299         197,999         502,472
      Provision for bad debts and
        advertiser rebates................           150,000            562,075         633,607       1,219,566
      Changes in operating assets and
        liabilities:
        Accounts receivable...............        (4,228,837)        (6,972,494)     (3,631,215)    (12,242,437)
        Prepaid expenses and other current
          assets..........................              (900)          (453,515)       (109,640)       (414,695)
        Accounts payable..................         1,948,714          6,193,715       3,587,883       4,967,958
        Accrued expenses..................         1,097,418          2,311,124       1,051,548       3,428,204
        Deferred revenues.................           733,433             57,628         580,909       1,013,364
                                            --------------------  --------------  --------------  --------------
          Net cash used in operating
            activities....................        (3,446,010)        (5,778,614)     (2,065,032)    (14,006,848)
                                            --------------------  --------------  --------------  --------------

Cash Flows from Investing Activities
  Purchases, sales and maturities of
    short-term investments, net...........                --         (5,874,229)     (8,099,686)     (5,449,427)
  Investments.............................                --           (254,926)       (254,926)       (377,725)
  Other assets............................                --                 --              --        (279,831)
  Purchases of property and equipment.....          (491,726)        (1,940,347)     (1,451,129)     (6,646,055)
                                            --------------------  --------------  --------------  --------------
          Net cash used in investing
            activities....................          (491,726)        (8,069,502)     (9,805,741)    (12,753,038)
                                            --------------------  --------------  --------------  --------------
Cash Flows from Financing Activities
  Proceeds from issuance of common stock..           600,000                 --              --      62,560,222
  Proceeds from exercise of common stock
    options...............................                --             27,317          16,599          69,533
  Proceeds from issuance of preferred
    stock, net............................                --         39,831,994      39,831,994              --
  Redemption of common stock..............                --        (25,000,343)    (25,000,343)             --
  Advances from related party.............         3,337,736          3,048,096       3,048,096              --
  Payments under capital lease
    obligation............................                --                 --              --         (12,751)
  Repayment of advances to related
    party.................................                --         (1,385,832)     (1,385,832)             --
                                            --------------------  --------------  --------------  --------------
          Net cash provided by financing
            activities....................         3,937,736         16,521,232      16,510,514      62,617,004
                                            --------------------  --------------  --------------  --------------
Effect of exchange rate changes on cash...                --             (1,271)             --          58,920
                                            --------------------  --------------  --------------  --------------
Net increase in cash and cash
  equivalents.............................                --          2,671,845       4,639,741      35,916,038
Cash and cash equivalents at beginning of
  period..................................                --                 --              --       2,671,845
                                            --------------------  --------------  --------------  --------------
Cash and cash equivalents at end of
  period..................................      $         --       $  2,671,845    $  4,639,741    $ 38,587,883
                                            --------------------  --------------  --------------  --------------
                                            --------------------  --------------  --------------  --------------

  The accompanying notes are an integral part of these consolidated financial statements.

                                DOUBLECLICK INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

SUMMARY OF OPERATIONS

    DoubleClick Inc. together with its subsidiaries, (the "Company") is a leading provider of comprehensive Internet advertising solutions for advertisers and Web publishers. The Company's DART technology and media expertise enable it to dynamically deliver highly targeted, measurable and cost-effective Internet advertising for advertisers, increase ad sales and improve ad space inventory management for Web publishers. The Company was organized as a Delaware corporation on January 23, 1996 and commenced operations on that date.

    Inherent in the Company's business are various risks and uncertainties, including its limited operating history, unproven business model and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet as a communications medium, prospective product development efforts, and the acceptance of the Company's solutions by the marketplace.

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in less than 20% owned business partners, for which the Company does not have the ability to exercise significant influence and there is not a readily determinable market value, are accounted for using the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

    In the opinion of the Company's management, the September 30, 1997 and 1998 unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial statements. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results to be expected for the entire year.

MANAGEMENT'S USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

    The Company classifies its short-term investments as available-for-sale. Accordingly, these investments, primarily corporate bonds with maturities ranging from four to seven months, are carried at fair value. At December 31, 1997, the fair value of such securities approximated cost and there were no unrealized holding gains or losses.

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is provided using the straight line method over the estimated useful life of the assets. Leasehold improvements are amortized over their estimated useful lives, or the term of the leases, whichever is shorter.

REVENUE RECOGNITION

    Revenues are derived primarily from the delivery of advertising impressions through third-party Web sites comprising the DoubleClick Network (the "Network"). Revenues are recognized in the period the advertising impressions are delivered provided collection of the resulting receivable is probable.

    The Company becomes obligated to make payments to third-party Web sites, which have contracted with the Company to be part of the Network, in the period the advertising impressions are delivered. Such expenses are classified as cost of revenues in the consolidated statement of operations.

    From time-to-time during the period ended December 31, 1996, and to a lesser extent during the year ended December 31, 1997, the Company arranged for the placement of advertising on certain third-party Web sites for which it received commissions and fees. For such transactions, the advertisers were responsible for making payments directly to the Web sites. Commissions and fees derived from such transactions totaled $1,073,745 for the period from January 23, 1996 (inception) to December 31, 1996 and $137,064 for the year ended December 31, 1997, and such amounts are classified as revenues in the consolidated statement of operations.

    Deferred license and service fees represent payments received in advance from third parties or affiliated companies for use of the Company's trademarks, access to the Company's proprietary technology, and certain personnel during fixed periods of time which range from two to four years. Such fees will be recognized as revenues ratably over the terms of the applicable agreements. The Company is obligated to provide any enhancements or upgrades it develops and other support over the term of the applicable agreements.

PRODUCT DEVELOPMENT COSTS

    Product development costs and enhancements to existing products are charged to operations as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

ADVERTISING EXPENSES

    The Company expenses the cost of advertising and promoting its services as incurred. Such costs are included in sales and marketing on the consolidated statement of operations and totaled $217,546 for the period from January 23, 1996 (inception) through December 31, 1996, $712,172 for the year ended December 31, 1997.

FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK

    The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued expenses. At December 31, 1996 and 1997 the fair value of these instruments approximated their financial statement carrying amount.

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

    Credit is extended to customers based on an evaluation of their financial condition, and collateral is not required. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts. Revenues derived from customers outside the United States have not been significant.

    The Company is subject to concentrations of credit risk and interest rate risk related to its short-term investments. The Company's credit risk is managed by limiting the amount of investments placed with any one issuer, investing in money market funds, short term commercial paper, and A1 rated corporate bonds with an average days to maturity of 74 days at December 31, 1997.

    During the periods presented in the consolidated statement of operations, the Company derived substantially all of its revenues from the delivery of advertisements on Web sites that are part of the Network. In December 1996, the Company entered into a Procurement and Trafficking agreement (the "Agreement"), with Digital Equipment Corporation ("Digital") (subsequently acquired by Compaq Computer Corp. ("Compaq")) to be the exclusive third-party provider of advertising services on specified pages within the AltaVista Web site. The Agreement was amended on January 7, 1998 to extend the term of the Agreement through December 1999, and to provide that the Agreement would survive a change in control of AltaVista or Digital provided that, notwithstanding either such provision, either party may terminate the Agreement, after July 1998, upon 90 days' prior written notice. In June 1998, Digital was acquired by Compaq. AltaVista is a significant part of the Network and is expected to account for a significant portion of the Company revenues for the next few years. The loss of AltaVista as part of the Network, any reduction in traffic on the AltaVista Web site, or a termination of AltaVista's contract with the Company, would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, given the short-term nature of the AltaVista contract, as is the case with most of the Company's advertiser and Web publisher contracts, the Company will have to negotiate new contracts or renewals which may have terms that are not as favorable to the Company as the existing contracts, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, any development materially affecting the business or financial condition of AltaVista, including any decisions made by Compaq during the completion of the acquisition of Digital by Compaq, could have a material adverse effect on AltaVista's business or the Company's relationship with AltaVista. Net revenues derived from advertising impressions delivered to users of the AltaVista Web site represented 44.7% of the Company's total revenues for the period ended December 31, 1997. No other Web site on the Network was responsible for 10% or more of the Company's total revenues during the periods presented in the consolidated statement of operations.

Revenues associated with major advertising customers, as a percentage of total revenues, are as follows:

                JANUARY 23,
             1996 (INCEPTION)           YEAR
                  THROUGH               ENDED
               DECEMBER 31,         DECEMBER 31,
CUSTOMER           1996                 1997
----------  -------------------  -------------------
    A                   10%              --

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

Accounts receivable regarding significant customers, as a percentage of total accounts receivable, are as follows:

                                    DECEMBER 31,         DECEMBER 31,
CUSTOMER                                1996                 1997
----------                       -------------------  -------------------
    A                                        10%              --
    B                                         5                   12%

INCOME TAXES

    The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

FOREIGN CURRENCY

    The functional currencies of the Company's subsidiaries are the local currencies. The financial statements of these subsidiaries are translated to United States dollars using period-end rates of exchange for assets and liabilities and average rates during the period for revenues, cost of revenues and expenses. Translation gains and losses are deferred and accumulated as a component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during the periods presented.

EQUITY BASED COMPENSATION

    The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 Accounting for Stock-Based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee stock grants made in 1996 and future years as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

BASIC AND DILUTED NET LOSS PER SHARE

    In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings Per Share (Statement 128). The Company adopted Statement 128 as of December 31, 1997. Statement 128 requires dual presentation of Basic earnings per share (EPS) and Diluted EPS.

    Basic and diluted net loss per share have been restated to give effect to the conversion of the Convertible Preferred Stock which occurred simultaneous with the closing of the Company's initial public offering on February 25, 1998.

    Basic net loss per share is computed by dividing the net loss by the sum of the weighted average number of shares of common stock including the shares resulting from the conversion of Convertible Preferred Stock as though such conversion occurred at the beginning of the earliest period presented, less shares assumed to have been redeemed in connection with the recapitalization described in Note 5, as though such redemption also occurred at the beginning of the earliest period presented.

    Diluted EPS is based on the potential dilution that would occur on exercise or conversion of securities into common stock. At December 31, 1997, outstanding options to purchase 2,020,167 shares of common stock, with exercise prices ranging from $.14 to $11.00, could potentially dilute basic earnings per share in the future and have not been included in the computation of diluted net loss per share because to do so would have been antidilutive for the periods presented. As a result, the basic and diluted per share amounts are identical for all periods presented.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information (Statement 131). Statement 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company anticipates that implementing the provisions of Statement 131 will not have a significant impact on the Company's existing disclosures.

RECLASSIFICATIONS

    Certain prior year amounts have been reclassfied to conform to current period presentation.

(2) PROPERTY AND EQUIPMENT

                                                             ESTIMATED    DECEMBER 31,    DECEMBER 31,   SEPTEMBER 30,
                                                            USEFUL LIFE       1996            1997            1998
                                                            -----------  --------------  --------------  --------------
Computer equipment and purchased software.................    1-3 years   $    471,366    $  1,768,509    $  7,176,080
Furniture and fixtures....................................      5 years         20,360         273,856         928,016
Leasehold improvements....................................    1-5 years        --              389,708       1,297,351
                                                                         --------------  --------------  --------------
                                                                               491,726       2,432,073       9,401,447
Less accumulated depreciation and amortization............                     (45,932)       (434,747)     (1,822,675)
                                                                         --------------  --------------  --------------
                                                                          $    445,794    $  1,997,326    $  7,578,772
                                                                         --------------  --------------  --------------
                                                                         --------------  --------------  --------------

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

(3) INVESTMENTS

    In August 1997, the Company purchased 10% voting interests in each of DoubleClick Japan Inc. and DoubleClick Iberoamerica, S.L. for $154,926 and $100,000, respectively. The Company has the option to purchase an additional 12% voting interest in DoubleClick Japan Inc. for the then current value as defined. The Company also has the option to purchase a 39% voting interest in DoubleClick Iberoamerica, S.L. at the adjusted book value as defined. During the nine months ended September 30, 1998, the Company purchased 10% voting interest in Advertising on Internet in Scandinavia AB, doing business as DoubleClick Scandinavia, for $377,725. These business partners were formed to establish networks similar to the Network and to provide comprehensive Internet advertising solutions for advertisers, and has publishers in Japan, Spain and Portugal, and all of Latin America.

    The Company also entered into agreements to provide the business partners with use of the Company's trademarks and the right to access the Company's proprietary technology and certain personnel during the term of the agreements, which range from two to four years. As of December 31, 1997 and September 30, 1998 the Company had received $700,000 and $1,025,000, respectively from its business partners. Such amounts are presented in the consolidated balance sheet as deferred license and service fees. The Company has agreed to provide the business partners with any product enhancements and upgrades it develops, technical support, and maintenance. Further, the Company and the business partners have agreed to certain arrangements whereby each party shall be paid a commission for the sale of advertising impressions to be delivered on the other parties' networks.

(4) INCOME TAXES

    No provision for federal or state income taxes has been recorded as the Company incurred net operating losses for all periods presented. At December 31, 1997, the Company had approximately $8,750,000 of federal net operating loss carryforwards available to offset future taxable income; such carryforwards expire in various years through 2012. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is not more likely than not that these assets will be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.

    The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of federal deferred tax assets (liabilities) are comprised of the following:

                                                                           DECEMBER 31,    DECEMBER 31,
                                                                               1996            1997
                                                                          --------------  --------------
Deferred tax assets
  Net operating loss carryforwards......................................   $    989,000    $  2,974,000
  Deferred revenues, license and service fees...........................             --         238,000
  Other.................................................................         96,000         525,000
                                                                          --------------  --------------
Gross deferred tax assets...............................................      1,085,000       3,737,000
Valuation allowance.....................................................      1,085,000       3,737,000
                                                                          --------------  --------------
Net deferred tax assets.................................................   $         --    $         --
                                                                          --------------  --------------
                                                                          --------------  --------------

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

(5) STOCKHOLDERS' EQUITY

    The Company's Certificate of Incorporation, as initially filed, authorized 40,000,000 shares of $.001 par value common stock designated as Class A, B, C, or Common Stock. The rights and privileges of the Company's four classes of common stock are generally similar, although Class C common stockholders have certain super-voting privileges, and Class B shares are non-voting.

    In September 1996, the Company exchanged 5,118,230 shares of Class A common stock for 5,118,228 shares of Class B common stock and 2 shares of Class C common stock. The exchanges were effected at par value.

    In June 1997, the Company authorized and issued 40,000 shares, $.001 par value, of Convertible Preferred Stock. The shares were issued for $1,000 per share. The shares of Convertible Preferred Stock have certain rights, preferences, and restrictions with respect to conversion, liquidation and voting as follows:

    - Each share of Convertible Preferred Stock is convertible, at the option of the holder, at any time into 155.86 shares of Common Stock, subject to certain antidilution provisions.

    - Conversion of Convertible Preferred Stock into Common Stock is automatic upon (i) the closing of a public or private offering of the Company's common stock when at least $20,000,000 is raised, and the offering is executed at a pre-money valuation of the Company of at least $100,000,000, or (ii) the Company meets or exceeds 90% of agreed-upon projections for each of 1997 and 1998.

    - Upon dissolution, sale, or liquidation, as defined, the holders of Convertible Preferred Stock are entitled to (i) a proportionate share of proceeds, assuming all Convertible Preferred Stock is converted into common stock if the value of the Company exceeds $70,000,000, (ii) $40,000,000 if the value of Company is more than $50,000,000 and less than $70,000,000, or (iii) 75% of the total proceeds to all stockholders if the value of the Company is less than $50,000,000.

    - The holders of Convertible Preferred Stock are entitled to vote on an as converted basis with the holders of Common Stock.

    Concurrent with the issuance of Convertible Preferred Stock, the Company effected an exchange and redemption of its outstanding Class A, B, and C common stock. Pursuant to the exchange, the stockholders of Class A, B, and C common shares received 1, .28, and .28 shares, respectively, of newly issued Common Stock for each share exchanged. Holders of the Class B and C common shares redeemed their remaining shares for $4.64 per share, or $25,000,343 in the aggregate.

    On December 15, 1997, the Company's stockholders ratified a one-for-two reverse stock split of all issued and outstanding Common Stock of the Company. All share and per share amounts affecting net loss per share, weighted average number of Common and Common equivalent shares outstanding, Common Stock issued and outstanding, additional paid-in capital and all other stock transactions presented in these consolidated financial statements and related notes have been restated to reflect the one-for-two reverse stock split.

    Holders of Common Stock are subject to substantial restrictions on transfer and also have certain "piggyback" and demand registration rights which, with certain exceptions, require the Company to use its best efforts to include in any of the Company's registration statements any shares requested to be so included. Further, the Company will pay all expenses directly incurred on its behalf in connection with such registration.

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

    In February 1998, the Company completed an initial public offering of 4,025,000 shares of the Company's Common stock. Proceeds to the Company from this initial public offering totaled approximately $62.5 million net of offering costs of $1.1 million. Upon the closing of the initial public offering, the Company's convertible preferred stock converted into 6,234,434 shares of Common stock.

STOCK OPTION PLAN

    The 1997 Stock Option Plan (the "1997 Plan") serves as the successor to the Company's 1996 Stock Option Plan (the "Predecessor Plan"). The 1997 Plan was adopted by the Board of Directors on November 7, 1997 and was subsequently approved by the stockholders. The 1997 Plan became effective immediately upon the Board of Directors' adoption of the Plan (the "Plan Effective Date"). Under the 1997 Plan, 3,000,000 shares of Common Stock are reserved for the issuance of incentive and nonqualified stock options. Such share reserve consists of (i) the number of shares available for issuance under the Predecessor Plan on the Plan Effective Date including the shares subject to outstanding options, and (ii) an additional 1,550,000 shares of Common Stock. In addition, the number of shares of Common Stock reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, by an amount equal to (3%) of the total number of shares of Common Stock outstanding on the last trading day of the immediately preceding calendar year. To the extent any unvested shares of Common Stock issued under the 1997 Plan are subsequently repurchased by the Company, at the exercise price or direct issue paid per share, in connection with the holder's termination of service, those repurchased shares will be added to the reserve of Common Stock available for issuance under the 1997 Plan. In no event, however, may any one participant in the 1997 Plan receive option grants or direct stock issuances for more than 375,000 shares of Common Stock in the aggregate per calendar year.

    On the Plan Effective Date, outstanding options under the Predecessor Plan were incorporated into the 1997 Plan, and no further option grants will be made under the Predecessor Plan. The incorporated options will continue to be governed by their existing terms, unless the 1997 Plan Administrator elects to extend one or more features of the 1997 Plan to those options. The options have substantially the same terms as will be in effect for grants made under the 1997 Plan.

    Generally, options granted under the Plan vest ratably over a period of three to four years from the date of grant and expire 10 years from the date of grant and terminate, to the extent not exercised, upon termination of employment.

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

    A summary of stock option activity from inception is as follows:

                                                                     OUTSTANDING OPTIONS
                                                                ------------------------------
                                                                                   WEIGHTED
                                                                  NUMBER OF        AVERAGE
                                                                    SHARES      EXERCISE PRICE
                                                                --------------  --------------
Options granted...............................................       1,363,380    $     0.16
Options exercised.............................................              --            --
Options canceled..............................................          (2,000)         0.12
                                                                --------------       -------
Balance at December 31, 1996..................................       1,361,380          0.16

Options granted...............................................       1,038,725          3.41
Options exercised.............................................        (176,688)         0.16
Options canceled..............................................        (203,250)         0.66
                                                                --------------       -------
Balance at December 31, 1997..................................       2,020,167          1.78
                                                                --------------       -------
Options granted...............................................         687,425         19.21
Options exercised.............................................        (278,138)          .37
Options cancelled.............................................        (148,400)         7.90
                                                                --------------       -------
Balance at September 30, 1998.................................       2,281,054          6.81
                                                                --------------       -------
Exercisable at September 30, 1998.............................         601,953    $     0.54
                                                                --------------       -------
                                                                --------------       -------

    During the year ended December 31, 1997, deferred compensation of $1,547,072 was recorded for options granted of which $490,299 was amortized to compensation expense. The remaining deferred compensation will be amortized over the balance of the four year vesting period of the stock options.

    Had the Company determined compensation cost of employee stock options based on the minimum value of the stock options at the grant date, consistent with the guidelines of SFAS 123 (which excludes any volatility factor), the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                                  PERIOD FROM
                                                                               JANUARY 23, 1996
                                                                                  (INCEPTION)
                                                                                    THROUGH         YEAR ENDED
                                                                                 DECEMBER 31,      DECEMBER 31,
                                                                                     1996              1997
                                                                               -----------------  ---------------
Net loss:
  As reported................................................................    $   3,191,770     $   8,356,261
  Pro forma per SFAS 123.....................................................        3,201,393         8,929,654
Net loss per share:
  As reported................................................................    $       (0.28)    $       (0.73)
  Pro forma per SFAS 123.....................................................            (0.28)            (0.78)

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

    The per share weighted average fair value of options granted during the period from inception to December 31, 1996 and for the year ended December 31, 1997 was $0.03 and $2.21, respectively, on the date with the following weighted average assumptions:

                                                                                    PERIOD FROM
                                                                                 JANUARY 23, 1996
                                                                                    (INCEPTION)
                                                                                      THROUGH         YEAR ENDED
                                                                                   DECEMBER 31,      DECEMBER 31,
                                                                                       1996              1997
                                                                                 -----------------  --------------
Expected dividend yield........................................................              0%                0%
Risk-free interest rate........................................................            5.6%              6.0%
Expected life..................................................................        4 years           4 years

(6) RELATED PARTY TRANSACTIONS

    During the period from January 23, 1996 (inception) through March 31, 1997, the Company received certain administrative and support services from a stockholder (the "related party"). The Company reimbursed the related party for administrative and support services at amounts which approximated the fair market value of such services. In addition, the related party advanced the Company amounts required to fund operations and investing activities. The advances were unsecured and bore interest at the 30-day LIBOR rate plus 2.5% (8.3% at December 31, 1996). Amounts due to the related party reflect the following activities:

Administrative and support services charges during 1996........................  $   462,817
Cash advances during 1996......................................................    2,874,919
                                                                                 -----------
  Balance due to related party at December 31, 1996............................    3,337,736
Cash advances during the three months ended March 31, 1997.....................    3,048,096
Repayment of advances..........................................................   (1,385,832)
Conversion of advances into convertible note payable...........................   (5,000,000)
                                                                                 -----------
Balance due to related party at December 31, 1997..............................  $        --
                                                                                 -----------
                                                                                 -----------

    Effective April 1, 1997 the related party ceased providing such administrative and support services to the Company.

    On June 4, 1997, the Company converted advances from the related party into a $5,000,000, convertible note. Principal was payable, with any and all accrued and unpaid interest, on June 4, 2000. The note accrued interest at a per annum rate equal to the "Federal Short Term Rate". On December 30, 1997 at the option of the holder, the convertible note was converted into 779,302 shares of the Company's common stock at a conversion price of $6.42.

                                DOUBLECLICK INC.

 (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998)

(7) SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosure of cash flow information:

                                                                                     PERIOD FROM
                                                                                     JANUARY 23,
                                                                                         1996
                                                                                     (INCEPTION)
                                                                                       THROUGH        YEAR ENDED
                                                                                     DECEMBER 31,    DECEMBER 31,
                                                                                         1996            1997
                                                                                    --------------  --------------
Cash paid for interest:                                                               $   91,090     $    338,570
                                                                                    --------------  --------------
                                                                                    --------------  --------------

    Non-cash investing activities: During the nine months ended September 30, 1998, the Company acquired $269,564 under capital leases.

Non-cash financing activities: On June 4, 1997, the Company converted $5.0 million of advances from the related party into a $5.0 million convertible note. On December 30, 1997, the convertible note was converted into 779,302 shares of the Company's common stock.

(8) COMMITMENTS

LEASES

    The Company leases facilities under operating lease agreements expiring through 2002. Future minimum lease payments under these leases are as follows:

Years ending December 31:                                                                          FUTURE MINIMUM
                                                                                                   LEASE PAYMENTS
                                                                                                  ----------------
1998............................................................................................    $    701,964
1999............................................................................................         527,237
2000............................................................................................         427,856
2001............................................................................................         382,949
2002 and thereafter.............................................................................         287,212

    Rent expense totaled approximately $163,195 for the period from January 23, 1996 (inception) to December 31, 1996, and $489,944 for the year ended December 31, 1997, respectively.

                                  UNDERWRITING

    DoubleClick and the underwriters for the offering (the "Underwriters") named below, for whom Goldman, Sachs & Co., BT Alex. Brown Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Smith Barney Inc. are acting as representatives (collectively, the "Representatives"), have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table.

                      Underwriters                         Number of Shares
--------------------------------------------------------  ------------------
Goldman, Sachs & Co.....................................         890,000
BT Alex. Brown Incorporated.............................         356,000
Donaldson, Lufkin & Jenrette Securities Corporation.....         356,000
Salomon Smith Barney Inc................................         178,000
Bear, Stearns & Co. Inc.................................          80,000
CIBC Oppenheimer Corp...................................          80,000
Credit Suisse First Boston Corporation..................          80,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..................................          80,000
Prudential Securities Incorporated......................          80,000
SG Cowen Securities Corporation.........................          80,000
Unterberg Harris........................................          80,000
Wasserstein Perella Securities, Inc.....................          80,000
Wit Capital Corporation.................................          80,000
                                                              ----------
    Total...............................................       2,500,000
                                                              ----------
                                                              ----------

                            ------------------------

    If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 375,000 shares from DoubleClick to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by DoubleClick. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                            Paid to the Underwriters

             No Exercise   Full Exercise
             ------------  -------------
Per Share..   $   1.7200    $    1.7200
Total......   $4,300,000    $ 4,945,000

    Shares sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $0.95 per share from the public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the offering price, the Representatives may change the offering price and the other selling terms.

    DoubleClick, and its directors and officers have agreed with the Underwriters not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the Representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    In connection with the offering, the Underwriters may purchase and sell shares of

Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market pace of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

    DoubleClick estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $646,875.

    DoubleClick has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. The Underwriters have agreed to reimburse the Company for certain expenses.

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

    No dealer, salesperson or other person has been authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 --------------

                               TABLE OF CONTENTS

                                            Page
                                            -----
Prospectus Summary.....................           3
Risk Factors...........................           5
Use of Proceeds........................          16
Price Range of Common Stock............          16
Dividend Policy........................          16
Corporate Information..................          16
Capitalization.........................          17
Dilution...............................          18
Selected Consolidated Financial Data...          19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................          20
Business...............................          30
Management.............................          45
Certain Transactions...................          55
Principal Stockholders.................          56
Description of Securities..............          59
Shares Eligible for Future Sale........          63
Additional Information.................          64
Legal Matters..........................          64
Experts................................          65
Change in Accountants..................          65
Index to Consolidated Financial
  Statements...........................         F-1
Underwriting...........................         U-1

                                2,500,000 Shares

                                DOUBLECLICK INC.

                                  Common Stock

                                ---------------

                                     [LOGO]
                                ---------------

                              GOLDMAN, SACHS & CO.

                                 BT ALEX. BROWN

                          DONALDSON, LUFKIN & JENRETTE

                              SALOMON SMITH BARNEY

                      Representatives of the Underwriters

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------